Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

DAWN BIDCO, LLC,

DAWN ACQUISITION MERGER SUB, INC.

and

DAYFORCE, INC.

Dated as of August 20, 2025

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 20, 2025 (this “Agreement”), is by and among Dawn Bidco, LLC, a Delaware limited liability company (“Parent”), Dawn Acquisition Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Dayforce, Inc., a Delaware corporation (the “Company”).

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company has (a) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, including the Merger, (b) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement and declared this Agreement advisable, (c) directed that the Company submit the adoption of this Agreement to a vote of the Holders in accordance with the terms of this Agreement and (d) resolved to recommend that the Holders adopt this Agreement (including recommending to holders of Exchangeable Shares to direct the holder of the Special Voting Share to cast the votes corresponding to their Exchangeable Shares to be voted in favor of adopting this Agreement);

WHEREAS, the Board of Managers of Parent has authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions, including the Merger and the Financing;

WHEREAS, the Board of Directors of Merger Sub has (a) authorized and approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions, including the Merger and the Financing, (b) determined that it is in the best interests of Merger Sub and its sole stockholder for Merger Sub to enter into this Agreement and declared this Agreement advisable, (c) directed that Merger Sub submit this Agreement to Parent, in its capacity the sole stockholder of Merger Sub, for adoption by written consent and (d) resolved to recommend that Parent, in its capacity as the sole stockholder of Merger Sub, adopt this Agreement;

WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub, will adopt this Agreement by written consent immediately following its execution;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Thoma Bravo Fund XV, L.P. and Thoma Bravo Fund XVI, L.P., each a Delaware limited partnership (the “Equity Investors”) are entering into the Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger. The Company, as the surviving corporation in the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

Section 1.02 Closing. The closing of the Merger (the “Closing”) shall take place electronically by exchange of Closing deliverables at 8:00 a.m., New York City time, on the fifth (5th) Business Day following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of those conditions at such time), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is herein referred to as the “Closing Date”.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of the Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL.

Section 1.05 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company shall, by virtue of the Merger, be amended and restated in its entirety in form and substance reasonably satisfactory to the Company and Parent and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.06). The parties hereto shall take all necessary actions so that, at the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation) and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.06).

Section 1.06 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates; Equity-Based Awards

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any of the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancelation or Conversion of Certain Shares. All shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock held by Parent or Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock that are owned by any direct or indirect wholly owned Subsidiary of the Company, if any, immediately prior to the Effective Time shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into shares of common stock of the Surviving Corporation or (ii) canceled.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than (i) Appraisal Shares to be treated in accordance with Section 2.07 and (ii) shares of Company Common Stock to be canceled or converted in accordance with Section 2.01(b)) shall be canceled and converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $70.00 per share, without interest (the “Merger Consideration”). As of the Effective Time, on such cancelation and conversion, all such shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or of any non-certificated shares of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor on surrender of such Certificate or Book-Entry Share in accordance with Section 2.02(b).

Section 2.02 Exchange of Certificates and Book Entry Shares.

(a) Paying Agent. Prior to the Closing Date, Parent shall (i) designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, (ii) enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Payment Fund”). Pending its disbursement in accordance with this Section 2.02, the Payment Fund shall be invested by the Paying Agent as directed by Parent. Parent shall or shall cause the Surviving Corporation to promptly provide additional funds to the Paying Agent as necessary to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance with this Article II, which such additional funds shall be deemed to be part of the Payment Fund. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein.

(b) Payment Procedures.

(i) Certificated Shares. Promptly after the Effective Time (but in no event more than five Business Days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Certificates (other than the Company Common Stock to be canceled or converted in accordance with Section 2.01(b)) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only on surrender of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration as provided in Section 2.01(c). On surrender of a Certificate for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the consideration payable in respect thereof pursuant to Section 2.01(c). In lieu thereof, each holder of record (as of immediately prior to the Effective Time) of a Book-Entry Share that immediately prior to the Effective Time represented an outstanding share of Company Common Stock (other than the Company Common Stock to be canceled or converted in accordance with Section 2.01(b)) that was converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.01(c) will, upon receipt of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares will be deemed to have surrendered such Book-Entry Shares upon receipt of an “agent’s message” or such other evidence, if any, as the Paying Agent may reasonably request) at the Effective Time, be entitled to receive (and Parent will cause the Paying Agent to pay and deliver as promptly as practicable) the Merger Consideration for each share of Company Common Stock formerly represented by such Book-Entry Share. Book-Entry Shares so surrendered will be cancelled. The Paying Agent will accept transferred Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices.

(iii) DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Paying Agent and The Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to the product obtained by multiplying (A) the number of shares of Company Common Stock (other than the Company Common Stock to be canceled or converted in accordance with Section 2.01(b)) held of record by DTC or such nominee immediately prior to the Effective Time by (B) the per share Merger Consideration (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Paying Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(iv) Until surrendered as contemplated by this Section 2.02, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock on the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares, and at the

Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Certificates and Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, on the making of an affidavit (in customary form and substance reasonably acceptable to Parent) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated by this Article II.

(e) Termination of Payment Fund. At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund (including any interest received with respect thereto) that has not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (as general unsecured creditors thereof) for, and Parent and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II. Any amounts remaining unclaimed by such holders at such time that would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, provincial, federal or other abandoned property, escheat or similar Law.

(g) Withholding. Parent, Merger Sub, the Surviving Corporation, the Company’s Subsidiaries, the Paying Agent and each of their Affiliates shall be entitled to deduct and withhold from the Merger Consideration, and any other amounts payable pursuant to Article II of this Agreement, such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Law. To the extent amounts are so withheld and timely paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.03 Company Equity Awards. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Equity Plans) shall adopt such resolutions and take such other actions as may be required or advisable to provide that:

(a) each Company Option outstanding immediately prior to the Effective Time that is a Vested Company Option, shall, as of the Effective Time, be canceled, with the holder thereof becoming entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (i) the number of shares of Company Common Stock for which such Company Option has not then been exercised multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option; provided that any Company Option (A) with a per share exercise price that is equal to or greater than the Merger Consideration or (B) that is not a Vested Company Option shall, as of the Effective Time, be canceled for no consideration;

(b) each Vested Company RSU shall, as of the Effective Time, be canceled, with the holder thereof becoming entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (i) the number of shares of Company Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time multiplied by (ii) the Merger Consideration;

(c) except as set forth in Section 2.03(c) of the Company Disclosure Letter, each Unvested Company RSU shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to (i) the number of shares of Company Common Stock subject to such Unvested Company RSU as of immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (the “Cash Replacement Company RSU Amounts”), which Cash Replacement Company RSU Amounts will, subject to the holder’s continued service with Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSU for which such Cash Replacement Company RSU Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Company RSU Amounts will have the same terms and conditions (including, with respect to vesting and, notwithstanding the prior sentence, accelerated vesting) as applied to the Unvested Company RSU for which they were exchanged, except for terms rendered inoperative by reason of the Transactions or for such other immaterial administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Company RSU Amounts. At least five Business Days prior to the Closing, the Company shall deliver to Parent a schedule of all Unvested Company RSUs, the recipients thereof and the applicable vesting schedule with respect thereto; and

(d) except as set forth on Section 2.03(d) of the Company Disclosure Letter, each restricted stock unit awarded under a Company Equity Plan outstanding immediately prior to the Effective Time that vests on the achievement of performance goals (each, a “Company PSU” and, together with the Company Options and the Company RSUs, the “Company Equity Awards”) outstanding immediately prior to the Effective Time shall, as of the Effective Time, be canceled and replaced solely with a right to receive, in full satisfaction of the rights of the holder thereof with respect thereto, a cash payment, without interest, equal to (i) the number of shares of Company Common Stock subject to such Company PSU as of immediately prior to the Effective Time (with such number of shares determined assuming achievement of the applicable performance metrics at 100% of target performance levels) multiplied by (ii) the Merger

Consideration (such amounts, collectively, the “Cash Replacement Company PSU Amounts” and, together with the Cash Replacement Company RSU Amounts, the “Cash Replacement Award Amounts”), which Cash Replacement Company PSU Amounts will, subject to the holder’s continued service with Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Company PSU for which such Cash Replacement Company PSU Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Company PSU Amounts will have the same terms and conditions (including, with respect to vesting and, notwithstanding the prior sentence, accelerated vesting) as applied to the Company PSU for which they were exchanged, except that any performance goals will be deemed satisfied as set forth in the foregoing sentence, and except for terms rendered inoperative by reason of the Transactions or for such other immaterial administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Company PSU Amounts. At least five Business Days prior to the Closing, the Company shall deliver to Parent a schedule of all Company PSUs that are outstanding, the recipients thereof and the applicable vesting schedule with respect thereto.

(e) Parent, Merger Sub and the Company acknowledge that no deduction will be claimed in computing the taxable income under the Tax Act of the Company or any Person not dealing at arm’s length (within the meaning of the Tax Act) with the Company in respect of the settlement of Company Options (or any payment in respect thereof), pursuant to this Agreement, of a holder of Company Options who is a resident of Canada or who is or was employed in Canada for purposes of the Tax Act to the extent that the deduction under paragraph 110(1)(d) of the Tax Act (or any analogous Canadian provincial or territorial Tax Laws) would otherwise be available to such holder of Company Options, and the Company and each applicable Person not dealing at arm’s length (within the meaning of the Tax Act) with the Company shall (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act (and any analogous Canadian provincial or territorial Tax Laws) in respect of the settlement of the Company Options pursuant to this Agreement and (ii) provide evidence in writing of such election as contemplated by the Tax Act.

Section 2.04 Payments with Respect to Company Equity Awards and Termination of Company Equity Plans. Promptly after the Effective Time (but in any event, no later than the first regularly scheduled payroll date occurring after the Effective Time), the Surviving Corporation shall pay (or cause its Subsidiaries to pay) the amounts due to the holders of vested Company Equity Awards pursuant to Section 2.03 (other than, for the avoidance of doubt, the Cash Replacement Award Amounts), less any required withholding pursuant to Section 2.02(g); provided that in the case of any such amounts that constitute non-qualified deferred compensation under Section 409A of the Code, the Surviving Corporation shall pay (or cause its Subsidiaries to pay) such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A of the Code. The Surviving Corporation shall pay (or cause its Subsidiaries to pay) any portion of the Cash Replacement Award Amount that vests to the applicable holder thereof no later than the first regularly scheduled payroll date that occurs more than five Business Days following the date on which such amount vests, less any required withholding pursuant to Section 2.02(g). The Company shall take all necessary and appropriate actions to terminate each Company Equity Plan effective as of and contingent upon the Effective Time such that no Company Equity Awards will be outstanding following the Effective Time.

Section 2.05 Company GESPP. Prior to the Effective Time, the Company shall take all necessary and appropriate actions so that (a) participation in the Company GESPP is limited to those employees who participated in the Company GESPP as of the date immediately prior to the date of this Agreement, (b) participants in the Company GESPP are prevented from increasing their payroll deductions or purchase elections from those in effect immediately prior to the date of this Agreement, (c) except for any offering period in existence under the Company GESPP on the date of this Agreement, no offering period is authorized or commenced on or after the date of this Agreement, and no offering period is extended, (d) if the Closing occurs prior to the end of any offering period in existence under the Company GESPP on the date of this Agreement, all outstanding purchase rights under the Company GESPP shall automatically be exercised, in accordance with the terms of the Company GESPP, on a date that is no later than five Business Days prior to the Effective Time (the “Final Exercise Date”) based on each Company GESPP participant’s accumulated distributions under the Company GESPP on the Final Exercise Date and (e) subject to the consummation of the Merger, the Company GESPP shall terminate on the Final Exercise Date and no further rights shall be granted or exercised under the GESPP thereafter. All shares of Company Common Stock purchased on the Final Exercise Date shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

Section 2.06 Adjustments. If between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be appropriately adjusted to reflect such stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change; provided that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by Section 5.01.

Section 2.07 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock (as well as withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL), and Parent shall have the right to participate in all negotiations and Actions with respect to such demands and the Company shall consider in good faith comments or suggestions proposed by Parent with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (a) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information, item or matter is relevant to such other section or subsection) or (b) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company after January 1, 2024 and publicly available prior to the execution of this Agreement (the “Filed SEC Documents”), other than any disclosure (other than any statements of fact or other statements that are not forward looking and cautionary in nature) in any such Filed SEC Document contained in the “Risk Factors”, “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” sections thereof or in any other section thereof to the extent such disclosure is not a statement of fact and is cautionary, forward-looking, speculative or predictive; provided that nothing disclosed in any Filed SEC Document shall be deemed to modify or qualify the representations or warranties set forth in Section 3.02(a).

Section 3.01 Organization; Standing; Subsidiaries.

(a) The Company is a corporation duly incorporated and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions by the Company. The Company is not in violation in any material respect of the Company Charter Documents, true and complete copies of which are included in the Filed SEC Documents.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite corporate power and authority necessary to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, qualified, licensed, and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent true and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each Significant Subsidiary, each as amended as of the date hereof. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except where such violation would not have, or reasonably be expected to have, a Material Adverse Effect.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). At the close of business on August 15, 2025 (the “Capitalization Date”), (i) 157,800,916 shares of Company Common Stock and one Special Voting Share were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company as treasury stock, (iii) 11,589,483 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Equity Plans, of which (A) 5,355,161 shares of Company Common Stock were issuable on exercise of outstanding Company Options (which have a weighted average exercise price of $58.23 per share of Company Common Stock), (B) 5,083,014 shares of Company Common Stock were issuable on settlement of outstanding Company RSUs and (C) 1,151,308 shares of Company Common Stock were issuable on settlement of outstanding Company PSUs (assuming target performance levels were achieved), (iv) 1,017,293 shares of Company Common Stock were reserved and available for issuance pursuant to the Company GESPP, (v) $575.0 million aggregate principal amount of the Company Convertible Notes was outstanding, with a Conversion Rate (as defined in the Company Convertible Note Indenture) of 7.5641 shares of Company Common Stock per $1,000 principal amount of Company Convertible Notes (subject to adjustment in accordance with the Company Convertible Note Indenture), (vi) 4,349,358 shares of Company Common Stock were reserved for issuance and available on conversion of the Company Convertible Notes, (vii) 1,953,965 shares of Company Common Stock were reserved for issuance and available on the exchange of the Exchangeable Shares and (viii) no shares of Company Preferred Stock (other than the Special Voting Share) were issued or outstanding. Since the Capitalization Date through the date of this Agreement, the Company has not issued any Company Securities or established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock, other than, in each case, pursuant to the vesting or exercise of any Company Equity Awards outstanding as of the Capitalization Date, in connection with the exchange of Exchangeable Shares outstanding as of the Capitalization Date in connection with the conversion of any Company Convertible Notes or in connection with the Capped Call Transactions.

(b) Except as described in Section 3.02(a), and other than the Company Convertible Notes, the Exchangeable Shares, the Capped Call Transactions, and any securities granted after the date of this Agreement in compliance with Section 5.01(b), there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, calls, puts, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interests in, the Company and (iv) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) of this Section 3.02(b) being referred to collectively as “Company Securities”). As of the date of this Agreement, other than the Company Convertible Notes Indenture, the Capped Call Documentation and the organizational documents of ExchangeCo, there are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, other than pursuant to the cashless exercise of Company Options or the forfeiture or withholding of taxes with respect to Company Equity Awards made available to Parent. Other than the Support Agreement, the Voting and Exchange Trust Agreement, the Company Convertible Notes Indenture and the Capped Call Documentation, neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement, or other similar agreement or understanding relating to any Company Securities or to any agreement that grants any preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to any Company Securities. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c) Other than the Exchangeable Shares, all of the outstanding shares of capital stock of, or other equity or voting interests in, each Significant Subsidiary are owned directly or indirectly, beneficially and of record, by the Company, free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”) or other applicable securities Laws. Each outstanding share of capital stock of each Significant Subsidiary that is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable (where such concepts are recognized under applicable Law) and free of preemptive rights, and, other than with respect to the Exchangeable Shares, there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Significant Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Significant Subsidiary. There are no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any Significant Subsidiary.

Section 3.03 Authority; Voting Requirements.

(a) The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized by its Board of Directors and, except for obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

(b) The Board of Directors of the Company, at a meeting duly called and held, adopted resolutions (i) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, including the Merger, (ii) determining that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement and declaring this Agreement advisable, (iii) directing that the Company submit the adoption of this Agreement to a vote of the Holders and (iv) resolving to recommend that the Holders adopt this Agreement (including recommending to holders of Exchangeable Shares to direct the holder of the Special Voting Share to cast the votes corresponding to their Exchangeable Shares to be voted in favor of adopting this Agreement) (such recommendation in this clause (iv), the “Company Board Recommendation”), which resolutions have not, except after the date of this Agreement as permitted by Section 5.02, been subsequently rescinded, modified or withdrawn.

(c) The only vote of holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions is the affirmative vote (in person or by proxy) of the holders of a majority of the voting power of the Company Common Stock and the Special Voting Share (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting or any adjournment or postponement thereof.

Section 3.04 Non-contravention. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (a) subject to the receipt of the Company Stockholder Approval, conflict with or violate any provision (i) of the Company Charter Documents or (ii) of the similar organizational documents of any of the Company’s Subsidiaries or (b) assuming that the consents, authorizations and approvals referred to in Section 3.05 and the Company Stockholder Approval are obtained prior to the Effective Time and the filings and registrations referred to in Section 3.05 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (i) violate any Law or Judgment applicable to the Company or any of its Subsidiaries or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of any benefit, under, any Material Contract, except, in the case of clauses (a)(ii) and (b), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions by the Company.

Section 3.05 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the New York Stock Exchange (the “NYSE”) and of the Toronto Stock Exchange (the “TSX”), (c) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL, (d) filings required under, and compliance with other applicable requirements of, the HSR Act, the Competition Act and any other applicable Antitrust Laws and FDI Laws, (e) compliance with any applicable Canadian or U.S. state securities or blue sky laws and (f) the filing of any required applications, filings and notices, or the seeking of waivers therefrom as applicable, with (i) the Office of the Comptroller of the Currency (the “OCC”) under the National Bank Act § 1 et seq. (the “National Bank Act”) and the requirements of 12 CFR 5.50, and (ii) any other banking or licensed financial services regulatory authorities listed on Section 3.05(f) of the Company Disclosure Letter, and approval of such applications, filings and notices or the receipt of waivers therefrom, no consent, authorization or approval of, or filing or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions by the Company.

Section 3.06 Company SEC Documents; Canadian Securities Law Matters; Undisclosed Liabilities.

(a) The Company has filed with, or furnished to, the SEC all material reports, schedules, forms, statements and other documents required to be filed with or furnished to the SEC by the Company pursuant to the Securities Act or the Exchange Act since January 1, 2024 (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or as of their respective SEC filing dates or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of an ongoing SEC review. None of the Company’s Subsidiaries is required to file or furnish any documents with the SEC.

(b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X or other rules and regulations of the SEC) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and the absence of footnotes, none of which is material to the Company and its Subsidiaries).

(c) The Company is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian provincial securities laws (“Canadian Securities Laws”) in each of the provinces and territories of Canada (but excluding Québec). The Company is in compliance, in all material respects, with Canadian Securities Laws.

(d) The Company has filed all material forms, documents and reports (in each case, including all exhibits and schedules thereto and other information incorporated therein) required to be filed by it in accordance with applicable Canadian Securities Laws. All such documents and information, as of their respective dates (or, if amended, as of the date of such amendment), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (ii) complied as to form in all material respects with the requirements of Canadian Securities Laws. As of the date of this Agreement, there are no outstanding or unresolved comments received from any Canadian securities regulatory authority with respect to the Canadian public disclosure record and, to the knowledge of the Company, no part of the Canadian public disclosure record is the subject of an ongoing review by any Canadian securities regulatory authority.

(e) As of the date of this Agreement, the Company is an “SEC foreign issuer” as that term is defined in National Instrument 71-102 Continuous Disclosure and Other Exemptions Relating to Foreign Issuers of the Canadian Securities Administrators.

(f) Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on or reserved against in a consolidated balance sheet of the Company (or the notes thereto), except liabilities (i) reflected on or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of June 30, 2025 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business (none of which is a liability resulting from noncompliance with any applicable Law, tort or breach of Contract), (iii) arising in connection with obligations under any executory Contract (except to the extent such liabilities arose or resulted from a breach or a default of such Contract), (iv) contemplated by this Agreement or otherwise incurred in connection with the Transactions, (v) incurred following the date of this Agreement in compliance with (and to the extent specifically addressed by) Section 5.01(b) or (vi) as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(g) The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. In the past three years through the date of this Agreement, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(h) Section 3.06(h) of the Company Disclosure Letter contains a true, correct and complete list as of the date hereof of all indebtedness for borrowed money of the Company and its Subsidiaries in a principal amount in excess of $5,000,000 individually, other than indebtedness for borrowed money reflected on the face of the Audited Company Balance Sheet, intercompany indebtedness for borrowed money or otherwise included with specificity in the Company SEC Documents.

Section 3.07 Information Supplied; Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent or given to the stockholders of the Company or at the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

Section 3.08 Absence of Certain Changes.

(a) Since the Balance Sheet Date through the date of this Agreement (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto or to any alternative transaction to the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.01(b)(i), 5.01(b)(ii), 5.01(b)(iii), 5.01(b)(iv), 5.01(b)(v), 5.01(b)(vi), 5.01(b)(viii), 5.01(b)(ix), 5.01(b)(x), 5.01(b)(xiii), 5.01(b)(xvi), 5.01(b)(xviii) or, with respect to any of the foregoing clauses, 5.01(b)(xxi).

(b) Since December 31, 2024 through the date of this Agreement, there has not been any Material Adverse Effect.

Section 3.09 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or prevent, materially delay or materially impair the consummation of the Transactions by the Company, there is no, and for the past there years have been no, (a) pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, suit, claim, charge, complaint, mediation, arbitration, audit, investigation, examination or action (an “Action”) against the Company or any of its Subsidiaries or, to the Knowledge of the Company, audit of the Company or any of its Subsidiaries or (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) imposed on the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority; provided that the representations and warranties set forth in this Section 3.09 shall not apply to any Action commenced or threatened or any Judgment that comes into effect, in each case on or after the date of this Agreement arising out of this Agreement or any Transaction Litigation.

Section 3.10 Compliance with Laws; Permits.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries are, and for the past three years have been, in compliance with all material state, provincial or federal laws (including common law), acts, Judgements, statutes, ordinances, codes, rules or regulations and judicial and administrative orders (“Laws”) applicable to the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, during the past three years, no written, or to the Knowledge of the Company, oral notice has been received by the Company or any of its Subsidiaries alleging or pertaining to a violation of Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries are, and for the past three years have been, in compliance with, and have not received any written, or to the Knowledge of the Company, oral notice notices of violation, noncompliance, audit, or investigation with respect to, any Payment Authority Rules, in each case, which are binding on the Company and its Subsidiaries or with which the Company and its Subsidiaries are required to comply pursuant to contractual requirements.

(b) The Company and each of its Subsidiaries hold all licenses, registrations, charters, exemptions, orders, franchises, permits, certificates, variances, clearances, consents, commissions, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses and the ownership of its properties, rights, and assets, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 3.10(b) of the Company Disclosure Letter identifies (i) each material Permit held by the Company or its Subsidiaries and issued by a Banking Authority (collectively, “Banking Permits”) and (ii) each pending application for a Banking Permit. Each Permit is valid and in full force and effect (and the Company and its Subsidiaries have paid all fees and assessments due and payable in connection therewith), and the Company and its Subsidiaries are in compliance, and at all times in the past three years have complied, with the terms and requirements of each Permit (including any applicable conditions to approval), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries have timely filed with, or furnished to Banking Authorities all material reports, schedules, forms, statements and other documents required to be filed with or furnished to such Banking Authorities in the past three years, and as of their respective dates, such material reports, schedules, forms, statements and other documents were complete and accurate and complied with all applicable Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and for normal examinations conducted by a Banking Authority in the ordinary course of business of Company and its Subsidiaries, no Banking Authority has initiated or has pending any proceeding or, to the knowledge of Company, investigation into the business or operations of Company or any of its Subsidiaries in the past three years. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there (i) is no unresolved violation, criticism, or exception by any Banking Authority with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Banking Authority with respect to the business, operations, policies or procedures of Company or any of its Subsidiaries in the past three years.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) is subject to any cease-and-desist or other similar order or enforcement action issued by, (ii) is a party to any written agreement, consent agreement or memorandum of understanding with, (iii) is a party to any commitment letter or similar undertaking to, (iv) is subject to any capital directive by, or (v) has adopted any board resolutions at the request of, any Governmental Authority that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management, or its operations or business (each item in this sentence, a “Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, in the past three years, none of the Company, nor any of its Subsidiaries or any of their respective directors, officers or employees has committed any breach of trust or fiduciary duty with respect to any of the accounts maintained on behalf of any customer of Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, in the past three years, none of the Company nor any of its Subsidiaries has been, and none are currently, engaged in any dispute with, or subject to material claims by, any such customer for breach of fiduciary duty or otherwise in connection with any such account.

(f) The operations of Bank are limited and have been limited to the operations of an uninsured national trust bank and activities related and incidental thereto, including the conduct of fiduciary powers pursuant to 12 USC 92a and 12 CFR 5.26. Bank is not engaging and has not engaged in activities that would cause it to be a “bank” as defined in section 2(c) of the Bank Holding Company Act.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries do not have outstanding escheatment liabilities and have duly and timely reported and remitted (either directly or through an authorized third party) all unclaimed property or funds subject to escheatment under applicable Law.

(h) To the Knowledge of the Company, the Company has conducted an assessment and determined that neither the Company nor any of its Subsidiaries (i) is a “covered foreign person” as such term is defined in 31 C.F.R. § 850.209 or (ii) engages in, or has plans to engage in, any “covered activity” as such term is defined in 31 C.F.R. § 850.208.

Section 3.11 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) The Company and each of its Subsidiaries has timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by it, and all such Tax Returns filed by the Company and each of its Subsidiaries are true, correct, and complete in all material respects and were prepared in compliance with applicable law.

(b) All Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP.

(c) The Company and each of its Subsidiaries has timely paid or withheld with respect to its affiliates, employees and other third persons (and paid over any amounts withheld to the appropriate Tax authority or is holding for future payment) all Taxes required to be paid or withheld (except to the extent adequately reserved against in accordance with GAAP).

(d) No Actions with respect to Taxes or any Tax Return of the Company and its Subsidiaries are in progress as of the date of this Agreement. In the past three years, the Company has not received any written notice of any pending audits, examinations, investigations, proposed adjustments, claims, proceedings or other Actions in respect of any Taxes or any Tax Return of the Company or any of its Subsidiaries. No assessments, adjustments, or deficiencies for any Tax have been proposed, asserted or assessed in writing with respect to the Company or any of its Subsidiaries which have not been resolved.

(e) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(f) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.

(g) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) (i) as a result of being or having been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or any Subsidiary thereof), including any liability under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law) or (ii) as a transferee or successor, or pursuant to any Law.

(h) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Contract allocating responsibility for any Tax liabilities (other than (i) Contracts solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, or (ii) Contracts entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax).

(i) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to or is the beneficiary of any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(j) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of any U.S. federal, state, local or non-U.S. Law).

Section 3.12 Employee Benefits.

(a) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan; provided, however, that such list need not include any Company Plan that constitutes a Foreign Plan; provided, further, that such list shall be updated within thirty (30) Business Days following the date hereof to include any material Company Plan that constitutes a Foreign Plan. With respect to each material Company Plan (other than a Foreign Plan), the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any document that the Company or any of its Subsidiaries are prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent annual report on Form 5500 filed with the IRS or similar report required to be filed with any

Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent IRS determination or opinion letter received by the Company, (iv) the most recent summary plan description and (v) each insurance or group annuity contract or other funding vehicle. The Company shall have made available to Parent no later than thirty (30) Business Days following the date hereof true, complete and correct copies of each material Foreign Plan and any material amendments thereto and the most recent actuarial valuation or similar report (if applicable).

(b) Each Company Plan has been established, maintained, administered and funded in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to cause the loss of, or adversely affect, any such qualification status of any such Company Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits), audits, investigations, proceedings or other Actions by, on behalf of, against, or related to any Company Plan or any trust related thereto, and no such claim, audit, investigation, proceeding or other Action is anticipated with respect to any Company Plan, (ii) there have been no non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of duty by a “fiduciary” (as defined in Section 3(21) of ERISA) with respect to any Company Plan, and (iii) neither the Company nor any of its Subsidiaries has incurred or could reasonably be expected to incur any penalty or Tax (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(c) Other than the pension plan set forth on Section 3.12(c) of the Company Disclosure Letter (the “Pension Plan”), neither the Company nor any Commonly Controlled Entity sponsors, maintains, contributes to, has any obligation to contribute to, or otherwise has any liability or obligation (contingent or otherwise) with respect to, any (i) “defined benefit plan” (within the meaning of Section 3(35) of ERISA, whether or not subject to ERISA), or any plan subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (iii) multiple employer plan (as described in Section 413(c) of Code or Sections 210, 4063, 4064 or 4066 of ERISA), or (iv) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). With respect to the Pension Plan, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in each case (i) the Company and its Subsidiaries have complied with the minimum funding requirements of Sections 412 of the Code and 302 of ERISA, (ii) there have been no violations of the applicable benefits restrictions under Section 436 of the Code, (iii) no lien on the assets of the Company or any of its Subsidiaries has arisen under ERISA or Section 430(k) of the Code, (iv) all premiums described in Section 4006 of ERISA payable to the Pension Benefit Guaranty Corporation under Section 4007 of ERISA have been timely paid, and (v) the Pension Plan has been properly terminated in accordance with its terms and with the “standard termination” procedures under Section 4041(b) of ERISA. As of the date hereof, there is no outstanding “commitment to make the plan sufficient” (within the meaning of Section 29 C.F.R 4041.21(b)) or similar commitment with respect to the Pension Plan or any other defined benefit pension plan that is a Company Plan.

(d) No Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, other than coverage or benefits required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code, or any other similar applicable Law, the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(e) Without limiting the generality of the foregoing, with respect to each Company Plan that is subject to the Laws of a jurisdiction other than the United States (a “Foreign Plan”): (i) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (ii) each Foreign Plan intended to receive favorable Tax treatment under applicable Tax Laws has been determined to satisfy the requirements of such Laws and (iii) no Foreign Plan has any unfunded liabilities, nor are such unfunded liabilities reasonably expected to arise in connection with the Transactions, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, no Foreign Plan (i) contains a “defined benefit provision” (as described in Section 147.1(1) of the Tax Act), (ii) is a “registered pension plan” (as described in Section 248(1) of the Tax Act), (iii) is intended to be a “salary deferral arrangement” (as described in Section 248(1) of the Tax Act), (iv) is an “individual pension plan” (as described in Section 8300(1) of the Income Tax Regulations (Canada) (“Tax Regulations”)), (v) is a “multi-employer plan” (as described in Section 8500(1) of the Tax Regulations), or (vi) is a “designated plan” (as described in Section 8515(1) of the Tax Regulations).

(f) Except as set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions could be reasonably expected to, either alone or in combination with another event, (i) accelerate the time of, or result in, the payment, funding or vesting, or increase the amount, of any compensation or benefits due to any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries under any material Company Plan or otherwise, (ii) limit or restrict the right of the Company to merge, amend, or terminate any Company Plan, (iii) result in any forgiveness of indebtedness of any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries or (iv) result in the payment of any amount that could, individually or in combination with any other amount, constitute an “excess parachute payment” as defined in Section 280G of the Code.

(g) Other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Plan that is, in whole or in part, a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code complies with, and has been established, operated and maintained in accordance with the requirements of, Section 409A of the Code and applicable rules, regulations and guidance promulgated thereunder, and no amount under any such Company Plan or arrangement is, has been or reasonably could be expected to be subject to the interest and additional Tax set forth under Section 409A of the Code.

(h) Neither the Company nor any of its Subsidiaries has any current or contingent obligation to indemnify, reimburse, gross-up or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

Section 3.13 Labor Matters.

(a) Except as set forth on Section 3.13(a) of the Company Disclosure Letter, the Company and its Subsidiaries are neither party to, nor bound by, any Labor Agreement or bargaining relationship with any labor union, works council, or other labor organization; there are no Labor Agreements or any other labor-related agreements or arrangements that pertain to any of the employees of the Company or its Subsidiaries; and no employees of the Company or its Subsidiaries are represented by any labor union, works council, or other labor organization with respect to their employment with the Company or its Subsidiaries.

(b) To the Knowledge of the Company, in the past three years, there have been no labor organizing activities with respect to any employees of the Company or its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization and (ii) there is no pending, and for the past three years, there has been no actual or, to the Knowledge of the Company, threatened, unfair labor practice charge, labor grievance, labor arbitration, strike, lockout, slowdown, picketing, hand billing, work stoppage or other material labor dispute against or affecting the Company or any of its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are and for the past three years have been in compliance with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of I-9s for all U.S. employees and the proper confirmation of employee visas), harassment, discrimination and retaliation, disability rights or benefits, equal opportunity (including compliance with any affirmative action plan obligations), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Laws (the “WARN Act”)), workers’ compensation, labor relations, employee leave issues, paid time off, affirmative action and affirmative action plan requirements, and unemployment insurance.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries have fully and timely paid all wages, salaries, overtime, wage premiums, commissions, bonuses, severance and termination payments, fees, expense reimbursements and other compensation that have come due and payable to their current or former employees and individual independent contractors under applicable Law, Contract or company policy; and (ii) each individual who is providing or within the past three years, has provided services to the Company and its Subsidiaries and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider, or as an overtime exempt employee in the United States or Canada, is and has been properly classified and treated as such for all applicable purposes.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, no current or former employee or independent contractor of any of the Company or its Subsidiaries is in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement, or other restrictive covenant agreement: (i) owed to any of the Company or its Subsidiaries; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by any of the Company or its Subsidiaries.

(g) To the Knowledge of the Company, for the past three years, the Company and its Subsidiaries have reasonably investigated and responded to all sexual harassment, or other discrimination, retaliation or policy violation allegations in accordance with applicable Law. Neither the Company nor its Subsidiaries reasonably expects any material liability with respect to any such allegations and to the Knowledge of the Company, there are no such allegations relating to directors of the Company or executive officers of the Company, or any employees of the Company and its Subsidiaries who serve on the Executive Operating Committee of the Company, that, if known to the public, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director or executive officer of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, for the past three years, in connection with the business of the Company or any of its Subsidiaries, taken any action in violation of any applicable Specified ESG Legislation.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director or executive officer of the Company or any of its Subsidiaries, is, or in the last three years has been, subject to any actual or pending or, to the Knowledge of the Company, threatened Actions, notices, allegations, or inquiries, or made any voluntary or involuntary disclosures to any Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case involving the Company or any of its Subsidiaries relating to applicable Specified ESG Legislation.

Section 3.14 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries are, and for the past three years have been, in compliance with all applicable Laws relating to pollution, worker or public health or safety, and the protection of the environment or natural resources (“Environmental Laws”), and neither the Company nor any of its Subsidiaries has received any written notice in the past three years (or earlier to the extent unresolved) alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, (b) the Company and its Subsidiaries possess and are, and for the past three years have been, in compliance with all Permits required under Environmental Laws for the operation of their respective businesses or the occupation of their properties or facilities (“Environmental Permits”), (c) there is no Action under or pursuant to any Environmental Law or Environmental Permit that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any material liability (contingent or otherwise) pursuant to any Environmental Law or Environmental Permit and (d) neither the Company nor any of its Subsidiaries have become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws.

Section 3.15 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries exclusively own all of the Registered Company Intellectual Property and other Company IP, free and clear of all Liens (other than Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable. Section 3.15(a) of the Company Disclosure Letter sets forth a list of all Registered Company Intellectual Property as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own (free and clear of all Liens (other than for Permitted Liens)) or has sufficient rights to, pursuant to a written license agreement, all Intellectual Property used in or necessary for the operation of the business of the Company and its Subsidiaries, as presently conducted.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (i) the Company and its Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of non-public information included in or relating to the Company IP, (ii) to the Knowledge of the Company, no such information owned or Processed by or for the Company or any of its Subsidiaries has been disclosed or authorized to be disclosed to any Person, other than in the ordinary course of business or pursuant to a written confidentiality and non-disclosure agreement, and (iii) no source code for software included in the Company IP that is intended to remain confidential has been (or been agreed to be) disclosed, licensed, released, distributed, escrowed, or made available to or for any Person, in each case, other than in the ordinary course of business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Actions are pending or, to the Knowledge of the Company, threatened, and in the past three years, the Company has not received any written notice or claim, (i) challenging the enforceability, ownership, validity or use by the Company or any of its Subsidiaries of any Intellectual Property owned by the Company or any of its Subsidiaries or (ii) alleging that the Company or any of its Subsidiaries is (or has been) infringing, misappropriating or otherwise violating the Intellectual Property of any Person (including any unsolicited offer to take a license).

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, in the past three years, to the Knowledge of the Company, (i) no Person has infringed, misappropriated or otherwise violated the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by or exclusively licensed to the Company or a Subsidiary of the Company, nor has the Company or any of its Subsidiaries sent to any Person any written notice or claim or initiated any Action against any Person alleging the foregoing and (ii) neither the Company or any of its Subsidiaries nor the operation of the business of the Company or any of its Subsidiaries, has violated, misappropriated, or infringed (or is violating, misappropriating, or infringing) the Intellectual Property of any other Person.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and conditions of all OSS used in the Company’s or any of its Subsidiary’s products or services. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the proprietary software included in the Company IP and intended to remain confidential is subject to any OSS in a manner that requires: (i) the disclosure, distribution or licensing of such software; (ii) a requirement that any disclosure, distribution or licensing of such software be at no charge; (iii) a requirement that any other licensee of such software be permitted to modify, make derivative works of, or reverse-engineer such software; or (iv) a requirement that such software be redistributable by other licensees.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries have taken commercially reasonable measures intended to protect the security and integrity of the Company IT Systems; (ii) to the Knowledge of the Company, there have been no Security Incidents for the past three years; (iii) the Company and its Subsidiaries have implemented commercially reasonable controls intended to ensure that the Company IT Systems do not contain any virus, malware, “Trojan horses” or other malicious code, and are sufficient for the business of the Company and its Subsidiaries as currently conducted, including with respect to the number of license seats; and (iv) in the past three years, there have been no failures, breakdowns or continued substandard performance of any Company IT Systems which have caused the material and sustained disruption or interruption in or to the use of the Company IT Systems or the operation of the business of the Company or any of its Subsidiaries.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, for the past three years, (i) the Company and each of its Subsidiaries has operated and conducted its business in compliance with all applicable Contracts, Laws, Judgments and Permits pertaining to data protection, information privacy or security, or any other Data Requirements, (ii) to the Knowledge of the Company, no Person has made any illegal or unauthorized use or Processing of Customer Data or Personal Data or non-public information that was collected by or on behalf of the Company or any of its Subsidiaries and (iii) none of the Company or any of its Subsidiaries has been legally required to provide any notices to data owners or Persons under any Data Requirement in connection with an illegal or unauthorized disclosure or Processing of Customer Data or Personal Data, nor has the Company or any of its Subsidiaries provided any such notice. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have commercially reasonable safeguards in place that are intended to protect Personal Data and Customer Data in its possession or under its control against unauthorized Processing. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, for the past three years, neither the Company nor its Subsidiaries have received any written notice of any claims of or threats, or been charged with or been subject to any Action, relating to Personal Data or any Data Requirement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Transactions do not and will not violate or breach any applicable data privacy Law or Data Requirement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are, and at all times since the issuance thereof have been, is compliant with all obligations under the FTC Order. There is no, and for the past there years have been no, Action (i) pending, threatened in writing, or, to the Knowledge of the Company, orally threatened against the Company or any of its Subsidiaries, or (ii) Judgment imposed on the Company or any of its Subsidiaries, in each case, relating to or under the FTC Order.

Section 3.16 No Rights Agreement; Anti-Takeover Provisions.

(a) The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article IV, no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Transactions.

Section 3.17 Real Property.

(a) Neither the Company nor any of its Subsidiaries currently owns any real property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor its Subsidiaries has leased, subleased, licensed, or otherwise granted to any Person the right to use or occupy any real property leased by the Company or any portion thereof, (ii) neither the Company nor its Subsidiaries is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein and (iii) the Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Encumbrances).

Section 3.18 Contracts.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract that is in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than any Contract with Parent or any of its Affiliates or any Contract that is a Company Plan) that:

(i) is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) relates to the formation, governance, economics or control of any joint venture, partnership or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) provides for indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $10 million, other than indebtedness solely between or among any of the Company and any of its wholly owned Subsidiaries;

(iv) provides for the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $5 million (A) that was entered into in the past three years or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $10 million after the date of this Agreement (in each case, excluding acquisitions or dispositions of assets in the ordinary course of business or of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries);

(v) is a Company Lease that requires, or is reasonably expected to require, payments by the Company or any of its Subsidiaries in excess of $2 million in the fiscal year ended December 31, 2025 or any fiscal year thereafter;

(vi) is a material or exclusive license or similar Contract with respect to Intellectual Property (other than generally commercially available, “off-the-shelf” software programs or non-exclusive licenses granted by the Company or any of its Subsidiaries to customers, partners or suppliers in the ordinary course of business), or that arises out of any material Intellectual Property-related dispute (including any co-existence agreement), including that involved, or would reasonably be expected to involve, payments by or to the Company or any of its Subsidiaries of more than $2 million in the fiscal year ended December 31, 2025 or any fiscal year thereafter;

(vii) under which the Company or any of its Subsidiaries is, or is reasonably expected to be, obligated to make or entitled to receive payments in excess of $10 million in the fiscal year ended December 31, 2025 or any fiscal year thereafter;

(viii) contains covenants that (A) materially limit the freedom of the Company or any of its Subsidiaries to compete or engage in any line of business or geographic area, (B) contain any “most favored nation” or similar preferential terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, or (C) contain exclusivity obligations that materially limit the freedom or right of the Company or any of its Subsidiaries to develop, sell or distribute any products or services for any other Person;

(ix) is a collective bargaining agreement, works council agreement, or other labor-related Contract with any labor union, works council or other labor organization (each a “Labor Agreement”);

(x) grants any third party rights of first refusal, rights of first option or similar rights or options to purchase or otherwise acquire any interest in any of the material properties or assets (including material Intellectual Property) owned by the Company or any of its Subsidiaries;

(xi) provides for the settlement or other resolution of any Action against the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement;

(xii) is with (A) each of the ten largest customers of the Company and its Subsidiaries, taken as a whole (the “Top Customers”) and (B) each of the ten largest commercial vendors (the “Top Vendors”) of the Company and its Subsidiaries, taken as a whole, in each case by dollar amount for the trailing twelve months ending on June 30, 2025;

(xiii) provides for indemnification of any officer, director or employee by the Company or any of its Subsidiaries, other than Contracts entered into on substantially the same form as the Company’s standard forms previously made available to Parent;

(xiv) provides the Company or any of its Subsidiaries with sponsorship, participation or access to a Payment Authority and which is material to the business of the Company and its Subsidiaries, taken as a whole;

(xv) provides for transaction processing, clearing, settlement or account services to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole, and that has been entered into with a bank, financial institution, or other provider of transaction processing, clearing, settlement, or account services; or

(xvi) has been entered into with a Governmental Authority and that is material to the business of the Company and its Subsidiaries, taken as a whole (including any operating agreement, capital and liquidity support agreement, or capital assurance and liquidity maintenance agreement, entered into with the OCC, or any settlement agreement, order or memorandum of understanding entered into with any Banking Authority), other than any commercial Contracts entered into in the ordinary course of business.

(b) Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or its applicable Subsidiaries that are a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company and its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by them under each Material Contract, (iii) neither the Company nor any of its Subsidiaries has received written, or to the Knowledge of the Company, oral notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract and (iv) as of the date of this Agreement, the Company has not received any written, or to the Knowledge of the Company, oral notice from any Person that such Person intends to terminate, or not renew, any Material Contract. The Company has made available to Parent a copy of each Material Contract as in effect as of the date hereof that is true and complete in all material respects, subject to redaction of privileged or competitively sensitive information.

(c) With respect to Government Contracts, in the past three years, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company has maintained necessary and adequate performance qualifications, certifications, approvals, policies and controls to ensure, and has been in, material compliance with contract requirements, laws and regulations pertaining to Government Contracts, (ii) representations and certifications applicable to such Government Contracts or to bids or proposals for prospective Government Contracts were accurate in all material respects when made, (iii) invoices submitted were accurate in all material respects, and any required adjustments have been promptly reported, credited and recorded, (iv) the Company has not made or submitted any express or implied false or fraudulent claim or statement to any Governmental Authority or any higher-tier contractor in connection with a Government Contract or with respect to the issuance or approval of any Government Contract, (v) the Company has not asserted status as a Small Business, Veteran-owned, Women-owned or Small Disadvantaged Business, or other preferred bidder or contractor status under any program of the Small Business Administration, and no Government Contract was awarded on the basis of such status (and none of the Company’s expected sales revenue will be diminished as a result of any loss of such status in connection with the transactions contemplated hereby), (vi) no Government Contract provides for payment on the basis of incurred costs or was based on a disclosure of internal costs or the pricing offered to other customers or a pricing guarantee, or includes a duty to accumulate, allocate or report costs of performance, or requires or involves access to classified information or facilities, or requires customization of software for a Governmental Authority or customer or provides software rights to the Company’s intellectual property (other than Government Contracts under which the customer is granted the Company’s standard license to commercial computer software), (vii) the Company has not asserted or received written notice of an alleged material violation or breach of representation, certification, disclosure obligation, or contract term, condition, clause, provision or specification with any respect to a Government Contract, nor any written notice of breach or for cure, show cause, deficiency, default, termination, inaccurate certification, improper billing, false or reckless claim, false statement, fraud, kickback or violation of Law arising under or related to a Government Contract or to bids or proposals for prospective Government Contracts, nor are there any related pending claims, disputes, litigation or administrative or judicial proceedings, arbitrations or mediations; (viii) neither the Company nor its officers, directors, principals, owners, managers nor (to the Knowledge of the Company) employees or agents has been suspended, debarred or excluded by a Governmental Authority (nor to the Knowledge of the Company, been threatened with suspension, debarment or exclusion) nor been in violation of any applicable restriction on conflict of interest, lobbying, political activity or the offering or giving of anything of value to a representative of a Governmental Authority and (ix) the Company has not received or provided notice of investigation or audit by a Governmental Authority or other customer in connection with a Government Contract.

Section 3.19 FCPA; Anti-Corruption; Sanctions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer or employee, agent or other Representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, for the past five years, in connection with the business of the Company or any of its Subsidiaries, taken any action in violation of any applicable Bribery Legislation.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or other Representative of the Company or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the Knowledge of the Company, threatened Actions, notices, allegations, or inquiries, or made any voluntary or involuntary disclosures to any Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case involving the Company or any of its Subsidiaries relating to applicable Bribery Legislation.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, agent or other Representative of the Company or any of its Subsidiaries are currently or have been since April 24, 2019, (i) a Sanctioned Person or organized, located or resident in a Sanctioned Country, (ii) engaged in, or had any plan or commitment to engage in, direct or indirect dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country or (iii) otherwise in violation of, or engaged in any conduct sanctionable under any Sanctions Law, Ex-Im Laws, or anti-boycott Laws (collectively, “Trade Control Laws”).

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, agent or other Representative of the Company or any of its Subsidiaries, is, or since April 24, 2019 been, subject to any actual or pending or, to the Knowledge of the Company, threatened Actions, notices, allegations, or inquiries, or made any voluntary or involuntary disclosures to any Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case involving the Company or any of its Subsidiaries relating to applicable Trade Control Laws.

Section 3.20 Insurance. Section 3.20 of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of all currently effective material insurance policies issued in favor of the Company or any of its Subsidiaries (the “Material Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Material Insurance Policies is in full force and effect (except for policies that have expired under their terms in the ordinary course of business) and all premiums due and payable thereon have been paid. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its

Subsidiaries is in breach or default under any Material Insurance Policy, and, to the Company’s Knowledge, no event has occurred that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2025, neither the Company nor any of its Subsidiaries has received any written notice regarding any invalidation or cancellation of any Material Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage.

Section 3.21 Opinion of Financial Advisor. The Board of Directors of the Company has received an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions, limitations and other matters considered in the preparation thereof as set forth therein, the Merger Consideration to be received by the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders. Promptly following the date of this Agreement, the Company will make available to Parent, solely for informational purposes, a written copy of such opinion.

Section 3.22 Brokers and Other Advisors. Except for Evercore Group L.L.C., the fees and expenses of which will be paid by the Company, no broker, investment banker or financial advisor or other similar Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based on arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.23 Top Customers and Top Vendors. Section 3.23 of the Company Disclosure Letter sets forth a list of the Top Customers and the Top Vendors as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2025 through the date of this Agreement, the Company has not received any written, or to the Knowledge of the Company, oral notice from any Top Vendor to the effect that any such Top Vendor will stop, decrease the rate of, or adversely change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2025 through the date of this Agreement, the Company has not received any written, or to the Knowledge of the Company, oral notice from any Top Customer to the effect that any such Top Customer will stop, decrease the rate of, or adversely change the terms (whether related to payment, price or otherwise) with respect to, purchasing materials, products or services from the Company.

Section 3.24 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III and in the certificate required to be delivered pursuant to Section 6.02(d), neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for any applicable representations and warranties made by the Company in this Article III and in the certificate required to be delivered pursuant to Section 6.02(d), neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (ii) any oral, written, video, electronic or other information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

(b) Except for the representations and warranties made by Parent and Merger Sub in Article IV and in the certificate required to be delivered pursuant to Section 6.03(c), neither Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Parent and Merger Sub, notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. In particular, and without limiting the generality of the foregoing, except for any applicable representations and warranties made by Parent and Merger Sub in Article IV and in the certificate required to be delivered pursuant to Section 6.03(c), neither Parent, Merger Sub nor any other Person makes or has made any express or implied representation or warranty to the Company or any of its Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, Merger Sub or any of their respective businesses or (ii) any oral, written, video, electronic or other information presented to the Company or any of its Representatives in the course of their due diligence investigation of Parent and Merger Sub, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company:

Section 4.01 Organization; Standing. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and Merger Sub is a corporation duly incorporated, validly existing under the laws of the State of Delaware and is in good standing with the Secretary of State. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, each as amended to the date of this Agreement.

Section 4.02 Authority.

(a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub, and the consummation by each of them of the Transactions, have been duly authorized by the Board of Directors of each of Parent and Merger Sub and, except for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub and filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.

(b) The Board of Managers of Parent has duly adopted resolutions authorizing and approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, including the Merger and the Financing, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of Merger Sub has duly adopted resolutions (i) authorizing and approving the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions, including the Merger and the Financing, (ii) determining that it is in the best interests of the sole stockholder of Merger Sub for Merger Sub to enter into this Agreement and declaring this Agreement advisable, (iii) directing that Merger Sub submit the adoption of this Agreement by written consent to the sole stockholder of Merger Sub in accordance with the terms of this Agreement and (iv) resolving to recommend that Parent, in its capacity as sole stockholder of Merger Sub, adopt this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn.

(c) No vote of holders of capital stock of Parent is necessary to adopt or approve this Agreement or to approve the consummation by Parent and Merger Sub of the Merger and the other Transactions.

Section 4.03 Non-contravention. Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or

(b) assuming that the consent, authorizations and approvals referred to in Section 4.04 are obtained prior to the Effective Time and the filings and registrations referred to in Section 4.04 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (i) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of any benefit, under, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub.

Section 4.04 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, the Competition Act and any other applicable Antitrust Laws and FDI Laws, (d) compliance with any applicable state securities or blue sky laws, and (e) the filing of any required applications, filings and notices, or the seeking of waivers therefrom as applicable, with (i) the OCC under the National Bank Act and the requirements of 12 CFR 5.50, and (ii) any other Banking Authorities with respect to a change of control of any Permit, and approval of such applications, filings and notices or the receipt of waivers therefrom, no consent, authorization or approval of, or filing or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub.

Section 4.05 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

Section 4.06 Financing.

(a) Parent has delivered to the Company a true and complete copy of the fully executed Debt Commitment Letter (together with all exhibits and schedules thereto) from the Debt Financing Sources party thereto, pursuant to which, on the terms and subject to the conditions set forth therein, such Debt Financing Sources have committed to provide the amounts set forth therein to Merger Sub for the purpose of funding the Transactions (the “Debt Financing”).

(b) Parent has delivered to the Company a true and complete copy of the fully executed Equity Commitment Letter from the Equity Investors, pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Parent the amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to enforce in accordance with its terms, the Equity Commitment Letter in connection with the Company’s exercise of its rights under Section 8.08 (subject to clause (b) thereof).

(c) Except as expressly set forth in the Debt Commitment Letter (with respect to the Debt Financing) and the applicable Equity Commitment Letter (with respect to the Equity Financing), there are no conditions precedent relating to the obligations of the Debt Financing Sources or the Equity Investors to provide the full amount of the Debt Financing or the Equity Financing, respectively, contemplated by the applicable Commitment Letter, or any contingencies that would permit the Debt Financing Sources or the Equity Investors to reduce the aggregate amount of the Financing to an amount that is less than the Financing Amounts, including any condition or other contingency relating to the amount or availability of the applicable Financing pursuant to any “flex” provision. Parent does not have any reason to believe that (i) it or Merger Sub will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date or (ii) the full amount of the Financing to be provided under the Commitment Letters would not be available to Parent and Merger Sub on or prior to the Closing Date. There are no side letters, understandings or other agreements, contracts or arrangements of any kind (other than the Debt Commitment Letters themselves) relating to the Commitment Letters or the Financing that could adversely affect the conditionality, amount, availability, enforceability or termination of any Financing or commitments in respect thereof.

(d) Assuming that the conditions set forth in Section 6.01 and Section 6.02 have been satisfied and that the Financing is funded in accordance with the Commitment Letters (including with respect to the Debt Financing, after giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount)), the Financing provided pursuant to the Commitment Letters will provide Parent and Merger Sub with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations on the Closing Date under this Agreement and the Commitment Letters, including the payment of the Merger Consideration on the Closing Date and any fees and expenses of or payable by Parent or Merger Sub or Parent’s other Affiliates, and for any repayment or refinancing of any outstanding Indebtedness of the Company and/or its Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letters (such amounts, collectively, the “Financing Amounts”).

(e) The obligations set forth in the Debt Commitment Letter constitute the legal, valid, binding and enforceable obligations of Parent, and, to the Knowledge of Parent, the Debt Financing Sources party thereto, enforceable against such Debt Financing Sources in accordance with their terms, subject to the Bankruptcy and Equity Exception, and the Debt Commitment Letter is in full force and effect. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time or both) could constitute a default, breach or failure to satisfy a condition by Parent, Merger Sub or, to the Knowledge of Parent, any other party thereto under the terms and conditions of the Debt Commitment Letter or would otherwise reasonably be expected to result in any portion of the Debt Financing contemplated thereby to be unavailable. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Parent on a timely basis. Parent has paid, or caused to be paid, in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement, and will pay, or cause to be paid, in full any such amounts due to be paid by it on or before the Closing Date. Parent and Merger Sub acknowledge and agree that their respective obligations under this Agreement are not in any way contingent or otherwise subject to (i) the consummation of any financing arrangements or obtaining any financing (including the Debt Financing) or (ii) the availability of any financing (including the Debt Financing) to Parent, Merger Sub or any of their respective Affiliates. As of the date of this Agreement, the Debt Commitment Letter has not, in any respect, been amended, restated, amended and restated, supplemented, withdrawn or otherwise modified and none of the commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and, no such amendment, restatement, amendment and restatement, supplementation, withdrawal, termination, reduction, recission or other modification is contemplated other than any amendments, supplements or other modifications to the Debt Commitment Letter as expressly contemplated thereby as in effect as of the date hereof solely to add or replace in part lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Commitment Letter as of the date hereof but only to the extent doing so would not constitute a Prohibited Modification). As of the date of this Agreement, Parent has no Knowledge of (A) any fact, occurrence, circumstance or condition that would reasonably be expected to cause the Debt Commitment Letter to terminate or be withdrawn, repudiated or rescinded or to be or become ineffective or the commitments thereunder to be reduced or (B) any fact, occurrence, circumstance or condition that would reasonably be expected to prevent any Debt Financing Source from funding the Debt Financing under the Debt Commitment Letter or cause any other potential impediment to the funding of any of the commitments of the Debt Financing Sources under the Debt Commitment Letter at or prior to the Closing.

(f) The obligations set forth in the Equity Commitment Letter constitute the legal, valid, binding and enforceable obligations of Parent and the Equity Investors, enforceable against the Equity Investors in accordance with their terms, subject to the Bankruptcy and Equity Exception, and the Equity Commitment Letter is in full force and effect. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time or both) could constitute a default, breach or failure to satisfy a condition by Parent or, to the Knowledge of Parent, any other party thereto under the terms and conditions of the Equity Commitment Letter or would otherwise reasonably be expected to result in any portion of the Equity Financing contemplated thereby to be unavailable. Parent has paid, or caused to be paid, in full any and all fees required to be paid pursuant to the terms of the Equity Commitment Letter on or before the date of this Agreement, and will pay, or cause to be paid, in full any such amounts due to be paid by it on or before the Closing Date. Parent acknowledges and agrees that its obligations under this Agreement are not in any way contingent or otherwise subject to (i) the consummation of any financing arrangements or obtaining any financing (including the Equity Financing) or (ii) the availability of any financing (including the Equity Financing) to Parent or any of its Affiliates. As of the date of this Agreement, the Equity Commitment Letter has not, in any respect, been amended, restated, amended and restated, supplemented, withdrawn or otherwise modified and none of the commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and, no such amendment, restatement, amendment and restatement, supplementation, withdrawal, termination, reduction, recission or other modification is contemplated. As of the date of this Agreement, Parent has no Knowledge of (A) any fact, occurrence, circumstance or condition that would reasonably be expected to cause the Equity Commitment Letter to terminate or be withdrawn, modified, repudiated or rescinded or to be or become ineffective or the commitments thereunder to be reduced or (B) any fact, occurrence, circumstance or condition that would reasonably be expected to prevent the Equity Investors from funding the Equity Financing under the Equity Commitment Letter or cause any other potential impediment to the funding of any of the payment obligations of the Equity Investors under the Equity Commitment Letter at or prior to the Closing.

(g) Notwithstanding anything to the contrary contained herein, each of Parent and Merger Sub expressly acknowledges, agrees and represents that its obligations to consummate the Transactions under this Agreement are not conditioned or contingent on its or its Affiliates’ (i) receipt or availability of any funds (including any Financing) or (ii) ability to obtain any financing (including the Financing).

Section 4.07 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true and complete copy of the guarantee addressed to the Company from the Equity Investors guaranteeing the obligations of Parent and Merger Sub under this Agreement on the terms set forth therein (the “Guarantee”) and (a) the Guarantee is valid and in full force and effect and constitutes the legal, valid and binding obligation of the Equity Investors, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and (b) the Equity Investors are not in default or breach under the terms and conditions of the Guarantee and no event has occurred that (with or without notice, lapse of time or both) could constitute a default, breach or failure to satisfy a condition under the terms and conditions of the Guarantee. The Equity Investors have, and at all times will have, access to sufficient capital to satisfy in full the full amount of the guaranteed obligations under the Guarantee.

Section 4.08 Solvency.

(a) Immediately after giving effect to the consummation of the Transactions (including the Debt Financing and the transactions in connection therewith), and assuming the satisfaction of the condition set forth in Section 6.02(a):

(i) the Fair Value of the assets of Parent and its Subsidiaries, on a consolidated basis, taken as a whole, shall be greater than the total amount of Parent’s and its Subsidiaries’ liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(ii) Parent and its Subsidiaries, on a consolidated basis, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(iii) Parent and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

(b) For the purposes of this Section 4.08, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(c) No transfer of property is being made, and no obligation is being incurred in connection with the Transactions, with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or Merger Sub or any of their respective Subsidiaries.

Section 4.09 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based on arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

Section 4.10 No Other Company Representations or Warranties. Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Except for the representations and warranties expressly set forth in Article III or in the certificate required to be delivered pursuant to Section 6.02(d), Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making, and neither Parent nor Merger Sub has relied on or is relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to Parent, Merger Sub or any of their respective Representatives or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their respective Representatives. Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions. Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters. Subject to and without limiting Parent’s and Merger Sub’s reliance on the representations and warranties set forth in Article III or in the certificate required to be delivered pursuant to Section 6.02(d), each of Parent and Merger Sub hereby acknowledges (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Merger Sub and their respective Affiliates and Representatives have relied on the results of their own independent investigation.

Section 4.11 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Subject to and without limiting Parent’s and Merger Sub’s reliance on the representations and warranties set forth in Article III or in the certificate required to be delivered pursuant to Section 6.02(d), Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article III or in the certificate required to be delivered pursuant to Section 6.02(d), any rights hereunder with respect thereto.

Section 4.12 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first sent or given to the stockholders of the Company or at the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

Section 4.13 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened Action against Parent or Merger Sub or any of their respective Affiliates or (b) Judgment imposed on or affecting Parent or Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority; provided that the representations and warranties set forth in this Section 4.13 shall not apply to any Action commenced or threatened or any Judgment that comes into effect, in each case on or after the date of this Agreement arising in relation to this Agreement or any Transaction Litigation.

Section 4.14 Ownership of Company Securities. Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company (as such term is defined in Section 203 of the DGCL).

ARTICLE V

Additional Covenants and Agreements

Section 5.01 Conduct of Business.

(a) Except as required by applicable Law, Judgment or Governmental Authority, as required, expressly contemplated or expressly permitted by this Agreement or as set forth in Section 5.01(a) of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned and (without limitation of the foregoing) shall be deemed given if Parent provides no written response within ten Business Days after a written request by the Company for such consent), the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to (i) carry on its business in all material respects in the ordinary course of business and (ii) to the extent consistent with the foregoing, preserve its and its Subsidiaries’ business organizations substantially intact and preserve existing relations with key customers, key vendors and other Persons with whom the Company or its Subsidiaries have significant business relationships substantially intact; provided that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by Section 5.01(b) shall be deemed, in and of itself, to be a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b).

(b) Except as required by applicable Law, Judgment or Governmental Authority, as required, expressly contemplated or expressly permitted by this Agreement, or as set forth in Section 5.01(b) of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned and (without limitation of the foregoing) shall be deemed given if Parent provides no written response within ten Business Days after a written request by the Company for such consent), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) other than transactions solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries, issue, sell or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests; provided that the Company may (x) grant Company Equity Awards not in violation of this Section 5.01 (including Section 5.01 of the Company Disclosure Letter) as contemplated by Section 5.01 of the Company Disclosure Letter or (y) issue shares of Company Common Stock (1) on the exercise or settlement of Company Equity Awards outstanding on the date of this Agreement or granted thereafter not in violation of this Section 5.01, (2) on the exercise of purchase rights pursuant to the Company GESPP (as modified by Section 2.05), (3) in connection with the conversion of any Company Convertible Notes, (4) in connection with the Capped Call Transactions, or (5) in exchange for the Exchangeable Shares, including pursuant to Section 5.17, (B) other than transactions solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries, redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests (other than (x) pursuant to the cashless exercise of Company Options, (y) the forfeiture or withholding of taxes with respect to any Company Equity Awards outstanding on the date of this Agreement or granted thereafter not in violation of this Section 5.01 (including Section 5.01 of the Company Disclosure Letter), or (z) in connection with the conversion of any Company Convertible Notes or in connection with the Capped Call Transactions or pursuant to Section 5.17), (C) in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(ii) (A) incur any new indebtedness for borrowed money except for (1) intercompany indebtedness for borrowed money solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, (2) overdraft facilities, reverse repo facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) indebtedness for borrowed money incurred in connection with the refinancing of any indebtedness for borrowed money existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder or (4) indebtedness for borrowed money under the revolving credit facility of the Company Credit Agreement (without an increase in commitments thereunder as in effect on the date hereof), or (5) other indebtedness for borrowed money in an aggregate principal amount not to exceed $5 million; provided that all such indebtedness pursuant to clause (3) or this clause (5) is pre-payable without penalty at the Closing, or (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business and not for speculative purposes;

(iii) grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations in existence at the date of this Agreement or not prohibited under Section 5.01(b)(ii) or (B) to the Company or to a wholly owned Subsidiary of the Company;

(iv) sell, transfer, lease, sublease or exclusively license to any Person, in a single transaction or series of related transactions, any of its material properties or assets except (A) pursuant to Contracts in force on the date of this Agreement, (B) transfers among the Company and its Subsidiaries or among the Company’s Subsidiaries or (C) for consideration, individually or in the aggregate, not in excess of $10 million; provided that this Section 5.01(b)(iv) shall not apply to Intellectual Property, which is addressed by Section 5.01(b)(v);

(v) (A) sell, assign, license, transfer, abandon, permit to expire or lapse, convey, lease or otherwise dispose of or subject to any Lien (other than a Permitted Lien), any material Intellectual Property, except for the expiration of Registered Company Intellectual Property at the end of the applicable maximum statutory term, the abandoning or permitting to expire or lapse Intellectual Property that is no longer relevant in any material respect to the business of the Company in the ordinary course of business, or the granting of non-exclusive licenses to Company IP in the ordinary course of business or (B) intentionally disclose any trade secrets or other confidential information to any Person other than pursuant to a written confidentiality and non-disclosure agreement entered into in the ordinary course of business or (C) disclose, license, release, distribute, escrow, or make available any source code for software owned by the Company or any of its Subsidiaries that is intended to remain confidential (or agree to do any of the foregoing);

(vi) make any loans, capital contributions or advances to any Person other than (A) trade credit and advances to customers in the ordinary course of business, (B) to the Company or any Subsidiary of the Company, (C) in connection with a transaction permitted under Section 5.01(b)(viii) or (D) otherwise in an aggregate amount for all such loans, capital contributions or advances not to exceed $2 million;

(vii) make or authorize capital expenditures for property, plant or equipment, except for those (A) that are materially consistent with the Company’s plan that was previously made available to Parent or (B) in connection with the repair or replacement of facilities or properties destroyed or damaged due to casualty or accident (whether or not covered by insurance);

(viii) except as permitted under Section 5.01(b)(vii), make any acquisition (including by merger) of the capital stock or, a material portion of the assets of any other Person, other than acquisitions for which the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries (in connection with all such acquisitions) would not exceed $10 million;

(ix) except as required pursuant to the terms of any Company Plan (x) in effect on the date of this Agreement and that was made available to Parent prior to the date hereof and is set forth on Section 3.12(a) of the Company Disclosure Letter, or (y) adopted, established, entered into or amended after the date of this Agreement solely to the extent provided pursuant to Section 5.01(b)(ix)(C), (A) grant to any current or former employee or other individual service provider any material increase in compensation or material benefits, (B) grant to any current or former employee or other individual service provider any severance, retention, termination, transaction-based, or equity or equity-based compensation (including any Company Equity Awards) or material benefits, (C) establish, adopt, enter into or amend in any material respect any Company Plan (or other compensation or benefit plan, program, agreement or arrangement that would be a Company Plan if in effect on the date of this Agreement) (other than, with respect to a Company Plan in effect on the date of this Agreement, any amendment to such Company Plan that would not result in a material increase in the cost of such Company Plan), (D) take any action to accelerate the funding, vesting or payment of any compensation or benefits payable or provided to any current or former employee or other individual service provider under any Company Plan or otherwise, (E) terminate (other than for cause), engage, hire, furlough or temporarily lay off any individual with annual base salary or wages exceeding $300,000, (F) cancel or forgive any loans to any current or former employee or individual service provider or (G) affirmatively and knowingly waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or individual service provider who has or had a title of Vice President or above;

(x) make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except, in each case, as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(xi) (A) make (except in the ordinary course of business) or change any material Tax election, (B) adopt (except in the ordinary course of business) or change any material Tax accounting method or period, (C) amend any Tax Return relating to a material amount of Taxes (other than any amendments that would not reasonably be expected to result in a material increase in the Tax liability of the Company and its Subsidiaries in the aggregate), (D) settle or compromise any material Tax claim or assessment, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) relating to any material amount of Tax, (F) agree to an extension or waiver of a statute of limitations period applicable to any material Tax claim or assessment (other than any automatic or automatically granted extensions or any extension in connection with any pending audits, actions, or proceedings), (G) surrender any right to claim a material Tax refund, or (H) enter into any voluntary disclosure agreement or process with any Governmental Authority with respect to a material amount of Taxes;

(xii) (A) amend the Company Charter Documents or (B) amend the comparable organizational documents of any Subsidiary of the Company in any manner materially adverse to Parent;

(xiii) negotiate, modify, amend, extend, terminate or enter into any Labor Agreement or recognize or certify any labor union, works council, labor organization, or other employee representative body as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(xiv) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other similar actions that could implicate the WARN Act;

(xv) settle any pending or threatened Action against the Company or any of its Subsidiaries (other than Actions relating to Taxes, which shall be governed by clause (xi)), other than settlements of any pending or threatened Action (A) in which the Company or any of its Subsidiaries is a nominal defendant, (B) disclosed, reflected or reserved against in the balance sheet (or the notes thereto) of the Company as of the Balance Sheet Date included in the Filed SEC Documents for an amount not materially in excess of the amount so reflected or reserved (excluding any amount that may be paid or reimbursed under insurance policies or for which the Company or any of its Subsidiaries is entitled to indemnification or contribution) or (C) if the amount to be paid by the Company or any of its Subsidiaries in any such settlements does not exceed $5 million in the aggregate (in each case, excluding any amount that may be paid or reimbursed under insurance policies or for which the Company or any of its Subsidiaries is entitled to indemnification or contribution); provided that, no settlement of any pending or threatened Action may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company and its Subsidiaries, taken as a whole; provided further that, actions by or against the Company or any of its Subsidiaries relating to Transaction Litigation shall be governed by Section 5.13 and not by this Section 5.01;

(xvi) with respect to the Company only, adopt a plan or arrangement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(xvii) (A) terminate (other than any expiration in accordance with its terms) or modify, amend or waive any rights under any Material Contract, in each case, other than in the ordinary course of business or (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, other than in the ordinary course of business; provided that this Section 5.01(b)(xvii) shall not restrict (x) any action that is specifically addressed by and permitted by any other clause of this Section 5.01(b) or (y) any amendment or adjustment of the Capped Call Confirmations (i) as a result of or in connection with this Agreement or the Transactions or (ii) upon exercise of any of the Company’s rights pursuant to the Capped Call Confirmations.

(xviii) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business;

(xix) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xx) (A) submit any application to obtain a Banking Permit unless such application includes (1) the projected post-transaction ownership structure of the Company as contemplated by this Agreement and (2) to the extent required under applicable Law, a request for approval from the applicable Banking Authority of the change of control of the Company as contemplated by this Agreement; or (B) with respect to any such application submitted prior to the date of this Agreement that does not include the matters described in clause (A), fail to promptly amend such application to include both the projected post-transaction ownership structure and, to the extent required under applicable Law, such request for approval, in each case as contemplated by this Agreement; or

(xxi) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c) Except as expressly contemplated or permitted by this Agreement or as required by applicable Law, Judgment or Governmental Authority, during the period from the date of this Agreement to the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), without the prior written consent of the Company, Parent and Merger Sub shall not, and shall not permit any Equity Investor’s Affiliate or the Equity Investors to, take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied, (ii) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period under any Antitrust Law, in each case described in Section 6.01(b), or (iii) materially increase the risk of any Governmental Authority seeking or entering a Judgment prohibiting the consummation of the Transactions.

(d) Without limitation of the restrictions set forth above, nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02 No Solicitation; Change in Recommendation.

(a) Subject to the terms of this Section 5.02, the Company shall and shall cause each of its Subsidiaries and its and their officers and directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives to, (i) from the time this Agreement is executed until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, (A) cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal and promptly (and in any event, within 48 hours) request the return or destruction of all confidential information furnished by the Company or on its behalf to any Person and its Representatives with respect to a Takeover Proposal on or prior to the time this Agreement is executed and (B) not, directly or indirectly, (1) initiate, solicit, knowingly facilitate or knowingly encourage the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal or (2) engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any Person of the provisions of this Section 5.02), or furnish to any other Person any non-public information in connection with, or for the purpose of, encouraging a Takeover Proposal and (ii) from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for a Takeover Proposal.

(b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time after the time this Agreement is executed and prior to obtaining the Company Stockholder Approval, but not after, the Company or any of its Representatives receives a Takeover Proposal, which Takeover Proposal did not result from a knowing and material breach of Section 5.02(a), (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons making the Takeover Proposal or its or their Representatives and financing sources to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing or to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.02 and (ii) if the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in, a Superior Proposal, then the Company and any of its Representatives may (A) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) or access with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided that the Company shall substantially concurrently (and in any event within 48 hours of furnishing such Person or group of Persons making the Takeover Proposal with such information) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access that was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources, in each case, only for so long as such Takeover Proposal constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.

(c) The Company shall promptly (and in any event within 48 hours after receipt by an executive officer of the Company or after any member of the Board of Directors of the Company or any executive officer of the Company obtains actual knowledge of a Takeover Proposal) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal, or an inquiry that could reasonably be expected to lead to a Takeover Proposal, and shall disclose to Parent the terms and conditions of any such Takeover Proposal and the identity of the Person or group of Persons making such Takeover Proposal and copies of any material documents evidencing or delivered in connection with such Takeover Proposal, and the Company shall keep Parent reasonably informed promptly of any material developments with respect to any such Takeover Proposal (including any material changes thereto and including by providing copies of any revised or new material documents evidencing or delivered in connection with such Takeover Proposal). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) shall be subject to the terms of the Confidentiality Agreement.

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withhold (in the case of the Board of Directors of the Company) or withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold (in the case of the Board of Directors of the Company) or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (B) in the case of the Board of Directors of the Company, if any Takeover Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act, (C) fail to reaffirm the Company Board Recommendation within ten days of a written request made by Parent to do so (it being understood that Parent may only make such a request on two occasions) or (D) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal (it being understood that the Board of Directors of the Company or any committee thereof may, and may cause the Company to, (x) make a customary “stop, look and listen” communication, (y) elect to take no position with respect to a Takeover Proposal until the close of business on the tenth Business Day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act and (z) subject to Section 5.02(c), disclose that the Company has received a Takeover Proposal, the operation of this Agreement with respect to such Takeover Proposal, that the Board of Directors of the Company or any committee thereof has determined that a Takeover Proposal constitutes a Superior Proposal, that the Board of Directors of the Company or any committee thereof intends to make an Adverse Recommendation Change or that the Company intends to terminate this Agreement to enter into a Company Acquisition Agreement and in each case any material facts and circumstances relating thereto) (any action described in this clause (i), other than the actions in the foregoing clauses (x) – (z), being referred to as an “Adverse Recommendation Change”) or (ii) subject to Section 5.02(e), authorize, execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for a Takeover Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”).

(e) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or any committee thereof may, in response to a bona fide written Takeover Proposal not solicited in knowing and material breach of this Section 5.02, (i) make an Adverse Recommendation Change or (ii) cause the Company to enter into a Company Acquisition Agreement with respect to such Takeover Proposal and terminate this Agreement pursuant to Section 7.01(d)(ii), in either case if the Board of Directors of the Company or any committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal; provided that the Board of Directors of the Company or any committee thereof shall not, and shall cause the Company not to, take any such action set forth in clause (i) or (ii) unless (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action (which notice shall specify the identity of the party making such Superior Proposal, the material terms thereof and, if available, copies of any written agreements and other documents relating thereto provided to the Company or its Representatives), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement and the other agreements contemplated herein that would cause such Superior Proposal to no longer constitute a Superior Proposal and (C) following the end of such notice period the Board of Directors of the Company or any committee thereof shall have considered in good faith such binding offer, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect (it being understood that in the event of any change to the financial terms or any other material terms of such Superior Proposal, this proviso shall again apply with respect to each such revision (but the four Business Day period shall instead be two Business Days measured from the later of the end of the original four Business Day period or delivery to Parent of written notice of such revised terms)).

(f) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or any committee thereof may make an Adverse Recommendation Change in response to an Intervening Event if the Board of Directors of the Company or any committee thereof has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that the Board of Directors of the Company or any committee thereof shall not, and shall cause the Company not to, take any such action unless (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action (which notice shall include a reasonably detailed description of such Intervening Event), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement and the other agreements contemplated herein such that failure to make such Adverse Recommendation Change would no longer reasonably be expected to be inconsistent with the directors’ fiduciaries under applicable Law and (C) following the end of such notice period, the Board of Directors of the Company or any committee thereof shall have considered in good faith such binding offer, and shall have determined that failure to make such Adverse Recommendation Change would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law if the revisions proposed in such binding offer were to be given effect (it being understood that in the event of any change to the financial or any other material facts of such Intervening Event, this proviso shall again apply with respect to each such revision (but the four Business Day period shall instead be two Business Days measured from the later of the end of the original four Business Day period or delivery to Parent of written notice of such revised terms)).

(g) Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law or if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure would be inconsistent with the directors’ exercise of their duties to the Company’s stockholders under applicable Law, it being understood that (x) any such statement or disclosure made by the Board of Directors of the Company (or a committee thereof) pursuant to this Section 5.02(g) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Board of Directors of the Company (or any committee thereof) and the rights of Parent under this Section 5.02 and (y) nothing in the foregoing will be deemed to permit the Company or the Board of Directors of the Company (or a committee thereof) to effect a Adverse Recommendation Change other than in accordance with Section 5.02(e) or Section 5.02(f).

(h) The Company agrees that any material breach of this Section 5.02 by any of its Representatives (acting as such at the direction of or on behalf of the Board of Directors of the Company (or a committee thereof) or senior management of the Company) will be deemed to be a breach of this Agreement by the Company.

(i) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means (i) any confidentiality agreement entered into by the Company after the date of this Agreement that contains confidentiality provisions that are not materially less favorable to the Company than those contained in the Confidentiality Agreement and that does not contain any provisions prohibiting or otherwise restricting the Company from making any of the disclosures required to be made to Parent by this Section 5.02, it being understood that such agreement need not include any standstill provisions or similar restrictions, or (ii) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company, in its sole discretion, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar restrictions with any Person or group of Persons;

(ii) “Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent or any of its Affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any committee thereof), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of 20% or more of the outstanding shares of Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any committee thereof) or 20% or more of the aggregate voting power of the outstanding equity securities of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions, or (v) any combination of the foregoing; provided that this Agreement and the Transactions shall not be deemed a Takeover Proposal;

(iii) “Superior Proposal” means any bona fide written Takeover Proposal made by any Person or group (other than Parent or any of its Affiliates) that the Board of Directors of the Company or any committee thereof has determined in its good faith judgment (after consultation with its financial advisors and outside legal counsel) (i) would be more favorable from a financial point of view to the Company’s stockholders than the Transactions and (ii) is reasonably capable of being completed on the terms proposed, in each case taking into account all legal, regulatory, financial, timing, financing, due diligence, antitrust and other aspects of such proposal and of this Agreement; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “75%”; and

(iv) “Intervening Event” means any effect, change, circumstance, event or occurrence that (i) was not known to or reasonably foreseeable by the Board of Directors of the Company on the date hereof (or if known by the Board of Directors of the Company, the material consequences of which were not known to or reasonably foreseeable by the Board of Directors of the Company as of the date hereof) and becomes known to the Board of Directors of the Company prior to the receipt of the Company Stockholder Approval and (ii) does not relate to or involve (A) any Takeover Proposal or (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (ii) may be considered and taken into account).

Section 5.03 Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, nondisapprovals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Banking Authority (including the OCC) and any other Governmental Authority or third party necessary to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws or FDI Laws, which are exclusively dealt with in Section 5.03(c) and (d) below. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement (including any provision of this Section 5.03) shall require Parent or any of its Affiliates to agree to any Materially Burdensome Regulatory Condition and the Company shall not agree to or take any action constituting a Materially Burdensome Regulatory Condition without Parent’s prior written consent.

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all actions necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c) Each of the parties hereto agrees: (1) that each of the applicable parties shall make, or cause to be made, (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) as promptly as reasonably practicable following the date of this Agreement, and in any event within twenty Business Days following the date of this Agreement, (B) an appropriate filing of a notification and request for an advance ruling certificate pursuant to the Competition Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement, and in any event within twenty Business Days following the date of this Agreement, (C) an appropriate filing with the OCC or other applicable Governmental Authority with respect to the approvals or notices listed on Section 8.12(b) of the Company Disclosure Letter in order to obtain the Requisite Change of Control Approvals as promptly as reasonably practicable following the date of this Agreement, and in any event within twenty-five Business Days following the date of this Agreement, and (D) any appropriate filings under any other applicable Antitrust and FDI Laws as promptly as reasonably practicable following the date of this Agreement, (2) to make an appropriate response as promptly as reasonably practicable to any reasonable request for information or documentary material under the HSR Act, the Competition Act, the Other Required Antitrust and FDI Laws and any other applicable Antitrust Laws and FDI Laws and (3) to use reasonable best efforts to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws and FDI Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions as promptly as practicable. Without limiting the foregoing, the Company and Parent shall, and shall cause each of their respective Subsidiaries, and, in the case of Parent, any Equity Investor’s Affiliate, to, use their reasonable best efforts to secure the expiration or termination of any applicable waiting period under the HSR Act and the Competition Act and to use their reasonable best efforts to secure the expiration or termination of any applicable waiting period and obtain any consent, clearance or approval required under any other applicable Antitrust Laws and FDI Laws and resolve any objections asserted with respect to the Transactions under any applicable Antitrust Law or FDI Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions. Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned on the Closing. Neither Parent nor the Company shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act, the Competition Act or any other Antitrust Laws or FDI Laws or enter into a timing agreement with any Governmental Authority, or withdraw its initial filing pursuant to the HSR Act, the Competition Act or any other Antitrust Law, as the case may be, and refile any of them, without the prior written consent of the other party, such consent not to be unreasonably refused, conditioned or delayed. In furtherance and not in limitation of this

Section 5.03(c) and Section 5.03(d), the parties hereto shall use reasonable best efforts to defend through litigation any claim asserted in court by any Person, including any Governmental Authority, under any Antitrust Laws or FDI Laws in order to avoid entry of, or to have vacated or terminated, any Judgment (whether temporary, preliminary or permanent) that could restrain, delay or prevent the Closing, including by pursuing all reasonable avenues of administrative and judicial appeal.

(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other party hereto informed in all respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the Canadian Competition Bureau (the “CCB”), the OCC or any other Governmental Authority or third Person (including any Banking Authority) and of any substantive communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other party hereto with respect to information relating to the other parties hereto and their respective Affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, other than “Transaction Related Documents” as that term is used in the rules and regulations under the HSR Act, and (iv) to the extent permitted by the FTC, the DOJ, the CCB or such other applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in any meetings, telephonic conferences and videoconferences with such Governmental Authority or other Person regarding any of the Transactions. Parent and the Company shall have the right to review in advance all written materials submitted to any Governmental Authority in connection with the Transactions, in each case to the extent such materials or communications are related to any Antitrust Laws or FDI Laws or the change of control of any Permit; provided that any such materials may be redacted (A) to remove references concerning the valuation of, other bidders for, or the assessment of other strategic alternatives available to, the Company, (B) as necessary to comply with contractual arrangements or applicable Law and (C) as necessary to address reasonable privilege or confidentiality concerns; provided further that a party may reasonably designate any competitively sensitive material provided to another party under this Section 5.03(d) as “Outside Counsel Only”, in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials. In furtherance of the foregoing, Parent shall use its reasonable best efforts, and shall use its reasonable best efforts to cause its Affiliates (including Equity Investor’s Affiliates) to provide as promptly as practicable (including using reasonable best efforts to provide within five (5) Business Days) such information as is requested by the applicable Government Authority in connection with the Requisite Change of Control Approvals, including providing the information or taking the actions specified in Section 5.03(d) of the Company Disclosure Letter; provided that, to the extent a Government Authority requests any additional personal or financial information of any indirect owners or control persons of Parent who are individuals, Parent may seek to obtain a waiver or offer to provide alternative customarily accepted information so long as such attempt would not be reasonably expected to delay in any material respect, impair or prevent the applicable party or parties from obtaining the Requisite Change of Control Approvals. Notwithstanding anything to the contrary in this Agreement, with respect to any filing or supplement thereto required by a Governmental Authority that may include sensitive financial or other information (including but not limited to sensitive personal information) with respect to Parent or Parent Related Parties, such Person may elect, in such Person’s sole discretion, to provide such information to such Governmental Authority directly through its legal counsel.

(e) Notwithstanding anything in this Agreement to the contrary, the foregoing Section 5.03(a) through Section 5.03(d), and not any other provisions, will solely govern the parties’ required efforts in order to make any required notices or filings, and obtain any consents or approvals, under any Antitrust Laws or FDI Laws.

(f) Parent shall take (and shall cause its Equity Investors’ Affiliates (the “Interested Parties”) to take) any and all actions, and do, or cause to be done, any and/or all things necessary, proper or advisable to ensure that any review of the Merger by CFIUS and any CFIUS Approval will not impede, prevent or delay the Closing and in connection therewith avoid any restraint pursuant to Section 6.01(a). In furtherance and not in limitation of the foregoing, Parent shall take (and shall cause Interested Parties to take) the following actions (and the Company shall, solely to the extent provided below and subject to Section 5.03(i) below, use its commercially reasonable efforts to cooperate with Parent in connection with the following actions) as necessary, proper or advisable to obtain the CFIUS Approval:

(i) with respect to the CFIUS Approval, (A) as promptly as reasonably practical, the Parent and Company shall file, or cause to be filed, with CFIUS a draft of the CFIUS Notice (the “Draft Notice”) as contemplated under 31 C.F.R. 800.401(f), and (B) as promptly as practicable after receiving and incorporating any feedback from CFIUS regarding the Draft Notice, Parent and Company shall file, or cause to be filed, the CFIUS Notice in accordance with the DPA;

(ii) supplying, as promptly as reasonably practicable, any certification, additional information, documents or other materials in respect of such notice or the transactions contemplated by this Agreement that may be requested by CFIUS, respectively, in connection with its review process related to the CFIUS Approval; and

(iii) cooperating with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of CFIUS or any other Governmental Authority related to the review processes for the CFIUS Approval, including by (A) allowing each other to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions to CFIUS, (B) promptly informing each other of any communication received by Parent or the Company, or given by Parent or the Company to, CFIUS by promptly providing copies to the other party of any such written communication, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. §800.402(c)(6)(vi), information otherwise requested by CFIUS to remain confidential or information reasonably determined by Parent or the Company to be business confidential information, (C) permitting each other to review in advance any written or oral communication that Parent or the Company gives to CFIUS, and consult with the Company in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give each other the opportunity to attend and participate in any telephonic conferences, videoconferences or in-person meetings with CFIUS and (D) cooperating in good faith to minimize any mitigation conditions or restrictions that may be imposed by CFIUS.

(g) Parent shall not commit to, or agree with CFIUS or any other Governmental Authority in connection with the CFIUS Approval to, delay or impede the Transactions without the prior written consent of the Company.

(h) Notwithstanding anything herein to the contrary, Parent shall bear the cost of any filing fee payable to a Governmental Authority in connection with any filings made in relation to CFIUS.

(i) Notwithstanding anything to the contrary in this Agreement, the failure of the Company to comply with Section 5.03(f) shall not give rise to the failure of a condition precedent set forth in Section 6.02(b) or a right to terminate this Agreement pursuant to Section 7.01(c)(i) unless such failure is the result of a material and intentional breach by the Company of any provision of Section 5.03(f).

(j) Notwithstanding anything in this Agreement to the contrary, the foregoing Section 5.03(f) through (i), and not any other provisions, will solely govern the parties’ required efforts in connection with the CFIUS Approval.

(k) Until such time as the required CFIUS Approval has been obtained, each non-US person that has, as of the Closing, any direct or indirect interest in Parent (x) shall solely hold passive economic interests in Parent and (y) shall not have any board representation rights or other governance or consent rights in Parent.

(l) Nothing in this Section 5.03 shall require Parent to take any action that would cause Parent or any of its Affiliates to become subject to the Bank Holding Company Act of 1956, as amended.

Section 5.04 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment on, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the forgoing, this Section 5.04 shall not apply to any press release or other public statement made by (x) the Company or Parent (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is required by applicable Law, Judgment or stock exchange rule or listing agreement, (y) the Company in compliance with Section 5.02 in connection with the matters expressly contemplated by Section 5.02 or (z) Parent, Merger Sub and their Affiliates to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions, and deal descriptions on such Person’s website in the ordinary course of business (but with respect to such deal descriptions, only to the extent that such descriptions are consistent with the previous press releases, public disclosures or public statements made jointly by the parties (or individually if approved by the other party)).

Section 5.05 Access to Information; Confidentiality. Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, on reasonable notice, solely for purposes of furthering the Merger and the other Transactions, including with respect to the structuring, financing or consummation thereof, or integration planning relating thereto, the Company shall (and shall cause its Subsidiaries to) afford to Parent and Parent’s Representatives reasonable access during normal business hours to the officers, employees, agents, properties, books, Contracts and records of the Company and its Subsidiaries (other than any of the foregoing that relate to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions) and the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request (other than, in each case, any information that is reasonably pertinent to any adverse Action between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand); provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or any of its Subsidiaries; provided further that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so is reasonably likely to (i) violate applicable Law or an applicable Judgment, (ii) result in the disclosure of trade secrets or competitively sensitive information to third parties, or (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege. In any such event, the Company shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law or Judgment, result in such adverse disclosure of trade secrets or competitively sensitive information or risk waiver of such privilege or protection, including entering into a joint defense agreement, common interest agreement or other similar arrangement. All requests for information made pursuant to this Section 5.05 shall be directed to the executive officer or other Person designated by the Company. Until the Effective Time, all information provided between the parties hereto and their Representatives shall be subject to the terms of the Confidentiality Agreement dated as of September 20, 2024, by and between the Company and the Thoma Bravo, L.P. (the “Confidentiality Agreement”) and shall be deemed to be “Confidential Information” thereunder. Parent and Merger Sub shall safeguard all Personal Data collected from the Company in a manner appropriate to the sensitivity of such Personal Data to the extent necessary to comply with any applicable data privacy and data security Law of Canada. If the Merger is not completed for any reason, within a reasonable time, Parent and Merger Sub shall return all such Personal Data to the Company or destroy such Personal Data, with written confirmation to the Company. After Closing, Parent and Company shall give effect to any withdrawal of consent by an individual to the use or disclosure of that individual’s Personal

Data to Parent or Merger Sub by the Company under this Agreement to the extent necessary to comply with any applicable data privacy and data security Law of Canada. Within a reasonable period after Closing, the Company shall, to the extent required by any applicable data privacy and data security Law of Canada, use commercially reasonable efforts to notify such individuals that the Merger has been completed and that their Personal Data has been disclosed to Parent.

Section 5.06 Indemnification and Insurance.

(a) For a period of six years following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) the certificate of incorporation and bylaws (or similar organizational documents) of the Company and its Subsidiaries in effect as of the date of this Agreement with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses and (ii) any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective present or former directors or officers in effect as of the date of this Agreement (provided that such agreements are in substantially the same form as the form of indemnification agreement filed with the Company SEC Documents or otherwise provided to Parent in the virtual data room for the Transaction hosted by Datasite LLC). For a period of six years from and after the Effective Time, Parent shall, and Parent shall cause the Surviving Corporation to, (A) to the fullest extent permitted by applicable Law, jointly and severally indemnify and hold harmless each current and former director or officer of the Company or any of its Subsidiaries (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time) and each individual who serves or served at the request of the Company or any of its Subsidiaries as a Representative of another Person (including any employee benefit plan) (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts incurred by such Indemnitee in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (1) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary or serves or has served at the request of the Company or such Subsidiary as a Representative of another Person (including any employee benefit plan) or (2) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a Representative of another Person (including any employee benefit plan)), in each case under clause (1) or (2), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification, advancement or reimbursement right of any Indemnitee) and (B) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement and reimbursement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement. Without limiting the foregoing, Parent, for a period of six years from and after the Effective Time, shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses of directors or officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, in accordance with the Company Charter Documents, pay, promptly after receipt by Parent of a written request by an Indemnitee, all costs and expenses of such Indemnitee in connection with matters for which such Indemnitee is eligible to be indemnified pursuant to this Section 5.06(a) in advance of the final disposition of such matter (including any Action in connection with enforcing the indemnity and other obligations referred to in this Section 5.06), subject to receipt of an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification under this Section 5.06(a).

(b) None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.06 (each, a “Claim”) for which indemnification could be sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable in the aggregate to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same aggregate coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy). The Company may (or if requested by Parent, the Company shall use reasonably best efforts to), in consultation with Parent, purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits in the aggregate as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions; provided that, the cost of any such “tail policy” shall not exceed 300% of the Company’s most recent annual premium for its directors’ and officers’ insurance policy (and if the cost would exceed such limit, the Surviving Corporation shall obtain the maximum amount of coverage available for a cost not exceeding such limit). If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.06(c) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, reimbursement or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies shall be third party beneficiaries of this Section 5.06).

(e) In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

(g) Parent’s and the Surviving Corporation’s obligations under this Section 5.06 shall continue in full force and effect for a period of six years from the Effective Time; provided that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such Claim.

Section 5.07 Financing.

(a) Each of Parent and Merger Sub acknowledges and agrees that the Company and its Affiliates have no responsibility for any financing Parent or Merger Sub may raise in connection with the Transactions. Each of Parent and Merger Sub shall use reasonable best efforts to take (and shall cause its Affiliates to use reasonable best efforts to take) all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the applicable Commitment Letter on a timely basis, on or prior to the date on which the Merger is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letters, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter), and (iii) satisfying, on a timely basis, all conditions in the Commitment Letters and the Definitive Agreements that are within its control. Each of Parent and Merger Sub shall use its reasonable best efforts to comply with its respective obligations, and enforce its rights, under each Commitment Letter in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the applicable Commitment Letter or the applicable Definitive Agreement (other than the consummation of the Merger and those conditions that by their nature are to be satisfied or waived at the Closing and those conditions the failures of which to be satisfied is attributable to a breach by Parent or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement) have been satisfied, each of Parent and Merger Sub shall cause the Debt Financing Sources and/or the Equity Investors, as applicable, to fund the Financing.

(b) Each of Parent and Merger Sub shall not without the prior written consent of the Company: (i) permit any amendment or modification to, or consent to any waiver of any provision or remedy under, any of the Commitment Letters or any of the Definitive Agreements if such amendment, modification or waiver (A) imposes new or additional conditions or other contingencies or adversely modifies any existing conditions, including by expanding, amending or modifying any of the conditions or other contingencies, in each case, to the consummation or receipt of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Debt Financing contemplated in the Debt Commitment Letter (including by changing the amount of fees to be paid or the original issue discount) or the aggregate amount of the Equity Financing contemplated in the Equity Commitment Letter below the Financing Amounts, (C) would reasonably be expected to adversely affect the ability of Parent or Merger Sub to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, modified or waived, relative to the ability of Parent or Merger Sub to enforce its rights against the other parties to the Commitment Letters as in effect on the date of this Agreement, (D) would otherwise reasonably be expected to make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing on the date on which the Merger is required to be consummated pursuant to the terms hereof less likely to occur or (E) would otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other Transactions contemplated by this Agreement (each of clauses (A) through (E), a “Prohibited Modification”); or (ii) terminate any of the Commitment Letters or any Definitive Agreement; provided that, however, for the avoidance of doubt, Parent and Merger Sub may amend, replace, supplement and/or modify the Debt Commitment Letter to effectuate any “market flex” terms contained in the Debt Fee Letter or as expressly contemplated thereby as of the date hereof solely to add or replace in part lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Commitment Letter as of the date hereof but only to the extent doing so would not have the effects described in clauses (i)(A) – (F) above or as otherwise expressly permitted under this Agreement in connection with an Alternate Debt Financing (and, for the avoidance of doubt, none of the foregoing matters in this proviso shall constitute a Prohibited Modification). Each of Parent and Merger Sub shall promptly deliver to the Company copies of any such amendment, modification or waiver. Any reference in this Agreement to “Equity Financing” shall include the financing contemplated by the Equity Commitment Letter as amended or modified in express compliance with this Section 5.07(b), and “Equity Commitment Letter” shall include such document as amended or modified in express compliance with this Section 5.07(b). Any reference in this Agreement to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as amended or modified in express compliance with this Section 5.07(b), and “Debt Commitment Letter” shall include such document as amended or modified in express compliance with this Section 5.07(b).

(c) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent shall, (i) promptly notify the Company of such unavailability and the reason therefor and (ii) use reasonable best efforts to arrange and as promptly as practicable following the occurrence of such event obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Financing, to consummate the Transactions and to pay the Financing Amounts) from alternative sources on terms and conditions no less favorable, in the aggregate, to Parent or Merger Sub than those contained in the Debt Commitment Letter (provided that no New Debt Commitment Letter shall contain any terms or conditions that would have been prohibited pursuant to Section 5.07(b) if the same had been effected through an amendment or modification of the Debt Commitment Letter (except with the prior written consent of the Company)) (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (together with any related fee letter, the “New Debt Commitment Letter”), which shall replace the existing Debt Commitment Letter, a true and complete copy of which shall be provided by Parent or Merger Sub, as applicable, to the Company promptly and in any event within 24 hours after Parent or Merger Sub, as applicable, obtains it (it being understood and agreed that any fee letter so provided to the Company in connection with any New Debt Commitment Letter may be redacted in the same manner as set forth in the definition of “Debt Commitment Letter” as in effect on the date hereof); provided that, notwithstanding the foregoing, Parent and Merger Sub shall not be required to obtain Alternate Debt Financing that would require Parent or Merger Sub to pay fees or other amounts that, taken as a whole, exceed the aggregate fees and other amounts contemplated to be paid under the Debt Commitment Letter (including after giving effect to any “flex provisions” in the Debt Commitment Letter that are reasonably expected to be incorporated as definitive and final terms of the applicable debt) and with terms (including after giving effect to any “flex provisions” in the Debt Commitment Letter that are reasonably expected to be incorporated as definitive and final terms of the applicable debt) that are materially less favorable, in the aggregate, to Parent and Merger Sub than those set forth in the Debt Commitment Letter. In the event any New Debt Commitment Letter is obtained, (A) any reference in this Agreement to the “Debt Financing” shall mean, with respect to the Debt Financing, the debt financing contemplated by the Debt Commitment Letter (as the meaning of such term is modified pursuant to clause (B) below) and (B) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent not superseded by the New Debt Commitment Letter at the time in question and the New Debt Commitment Letter to the extent then in effect. Parent or Merger Sub, as applicable, shall provide the Company with prompt written notice of any actual or threatened breach, default, termination or repudiation by any party to any of the Commitment Letters or any Definitive Agreement with respect to which Parent or Merger Sub, as applicable, is aware, and a copy of any written notice or other written communication from any Debt Financing Source, the Equity Investors or other financing source with respect to any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof. Each of Parent and Merger Sub shall, upon request, keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Parent and Merger Sub with this Section 5.07 shall not relieve Parent or Merger Sub of its obligations to consummate the Transactions whether or not the Financing is available, and each of Parent and Merger Sub acknowledges and agrees that its obligation to consummate the Transactions on the terms and subject to the conditions set forth herein are not conditioned upon or contingent on the availability or consummation of the Debt Financing, the availability of any Alternate Debt Financing or receipt of the proceeds therefrom.

Section 5.08 Financing Cooperation.

(a) Prior to the Closing, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries and their respective Representatives to use reasonable best efforts, to provide customary cooperation for debt financings similar to the Debt Financing, to the extent reasonably requested by Merger Sub in writing and at Merger Sub’s sole expense, in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries), including using reasonable best efforts to:

(i) assist in the preparation for and participate in a reasonable number of customary investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), presentations, road shows, due diligence sessions and sessions with rating agencies and accountants, at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company;

(ii) to the extent required by the Debt Financing, to facilitate the pledging and the granting and perfection of security interests in collateral of the Company, effective no earlier than the Closing;

(iii) provide at least three Business Days prior to the Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer”, anti-money laundering rules and regulations and beneficial ownership rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to the Company or any of its Subsidiaries to the extent they are intended, immediately following the Closing, to be obligors in respect of the Debt Financing, in each case as reasonably requested by Parent at least nine Business Days prior to the Closing Date;

(iv) to the extent reasonably requested by Parent, providing reasonable and customary assistance to Merger Sub in obtaining private corporate and facilities credit ratings with respect to the Debt Financing;

(v) assist in the preparation of, and facilitating the execution and delivery at the Closing of, Definitive Agreements, including schedules, guarantee and collateral documents and customary closing certificates to the extent required by the Debt Commitment Letter (including a solvency certificate in the form set forth on Annex I to Exhibit C of the Debt Commitment Letter);

(vi) facilitate in the taking of all corporate and other similar actions, subject to and contingent upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing on the Closing Date; it being understood that (A) no such corporate or other action will occur or take effect prior to the Closing and (B) any such corporate or other action will only be required of the directors, members, partners, managers or officers of the Company and its Subsidiaries who retain (or are appointed to) their respective positions as of and following the Closing;

(vii) provide reasonable and customary assistance to Parent and the Debt Financing Source in the preparation of customary offering documents, lender presentations, private placement memoranda, bank information memoranda, syndication memoranda, ratings agency presentations (including providing customary authorization and representation letters authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders or investors and containing representations with respect to presence of or absence of material non-public information relating to the Company and its Subsidiaries and the accuracy of the information relating to the Company and its Subsidiaries contained therein) and other customary marketing material for the Debt Financing;

(viii) obtain and deliver to Parent a customary payoff letter executed by the lenders (or their duly authorized agent or representative) with respect to the Company Credit Agreement, together with all required UCC-3 termination statements and any other customary documents required to evidence the discharge of the liens and security interests related thereto (in each case, with drafts of which to be provided by the Company to Parent at least three (3) Business Days prior to the Closing); and

(ix) deliver the Required Information and such readily available other financial information regarding the Company as is reasonably requested by Merger Sub in connection with the Debt Financing, and solely to the extent such information is of the type customarily provided by a borrower in connection with similar debt financings to the Debt Financing and can be prepared by the Company without unreasonable effort or undue burden (it being understood and agreed that, notwithstanding anything to the contrary contained herein, the Company shall not be required to provide any Excluded Information).

(b) The foregoing notwithstanding, none of the Company nor any of its Subsidiaries nor any of its or their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 5.08 or Section 5.10 that could (i) require the Company or its Subsidiaries or any of its or their respective Representatives (collectively, the “Company Cooperation Parties”) to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case that are not conditioned on the occurrence of the Closing (other than the execution of customary authorization letters in connection with the obligations set forth above; provided that (1) in no event shall the Company or its Subsidiaries be required to assume any expense in connection with the execution of such documents and (2) any action will only be required of the directors, members, partners, managers or officers of the Company and its Subsidiaries who retain (or are appointed to) their respective positions as of and following the Closing), (ii) cause any representation or warranty in this Agreement to be breached by any Company Cooperation Party or require any Company Cooperation Party to make a representation, warranty or certification that, in good faith determination of such Person, is not true, (iii) require any Company Cooperation Party to (A) pay any commitment or other similar fee or incur any other expense, liability or obligation whatsoever or (B) require any Company Cooperation Party to enter into or approve any Debt Financing or any transaction in relation to the Company Convertible Notes or the Capped Called Transactions that is not conditioned on the occurrence of the Closing or have any obligation of any Company Cooperation Party under any agreement, certificate, document or instrument be effective until the Closing or (iv) cause any director, officer, employee or stockholder or other Representative of the Company Cooperation Parties to incur any personal liability, (v) conflict with or violate the organizational documents of the Company Cooperation Parties or any applicable Laws or any applicable Judgment or result in the disclosure or access to any trade secrets or competitively sensitive information to third parties and/or jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (vi) conflict or be reasonably expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which any of the Company Cooperation Parties is a party, (vii) require any of the Company Cooperation Parties to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice, (viii) provide or deliver any internal or external legal opinions by the Company Cooperation Parties, (ix) require any of the Company Cooperation Parties to consent to a pre-filing of UCC-1s or any other grant of Liens or that result in any Company Cooperation Party being responsible to any third parties for any representations or warranties prior to the Closing or (x) require any of the Company Cooperation Parties to prepare or deliver any Excluded Information. Nothing contained in this Section 5.08 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing or other financing prior to the Closing or require any other Company Cooperation Party to be an issuer or other obligor with respect to the Debt Financing or other financing or to incur any liability or expense whatsoever.

(c) Parent shall, promptly, and in no event later than five Business Days of the Company’s written request therefor, reimburse the Company Cooperation Parties for all costs incurred by any of the Company Cooperation Parties in connection with fulfilling their respective obligations pursuant to this Section 5.08 (including all out-of-pocket costs and attorneys’ fees and expenses) or otherwise in connection with the Debt Financing or any other financing of Parent or Merger Sub (but in any event excluding costs relating to ordinary course financial statement preparation or financial reporting requirements or other costs that would have been incurred regardless of whether the Debt Financing occurred) and shall indemnify and hold harmless the Company Cooperation Parties from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees and expenses), interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing or any other financing of Parent or Merger Sub, any action taken by them pursuant to this Section 5.08 and any information used in connection therewith or used with the cooperation by the Company Cooperation Parties, except if such liabilities or other losses are the result of the fraud, gross negligence or willful misconduct of the Company Cooperation Parties.

(d) The parties hereto acknowledge and agree that the provisions contained in this Section 5.08 represent the sole obligations of the Company Cooperation Parties with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent and/or Merger Sub with respect to the Transactions and the Commitment

Letters and the provisions of Section 5.10 represent the sole obligations of the Company Cooperation Parties with respect to the Company Convertible Notes and the Capped Call Transactions, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(e) All non-public or otherwise confidential information regarding the Company Cooperation Parties obtained by Parent and its Representatives shall be kept confidential in accordance with the Confidentiality Agreement. Parent and its Affiliates shall have the right to use the name and logo of the Company or any of its Subsidiaries in connection with any Financing; provided, that such name and logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect in any material respect the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives.

(f) Notwithstanding anything to the contrary in this Agreement, the failure of the Company to comply with this Section 5.08 shall not give rise to the failure of a condition precedent set forth in Section 6.02(b) or a right to terminate this Agreement pursuant to Section 7.01(c)(i) unless such failure is the result of a knowing and intentional breach by the Company of any provision of this Section 5.08 and is the primary cause of Parent being unable to obtain the proceeds of the Debt Financing at the Closing Date.

Section 5.09 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10 Convertible Notes; Capped Call Transactions.

(a) Prior to the Effective Time, at Parent’s written request, the Company and Parent shall cooperate with respect to the preparation of any notices (including with respect to holders’ rights to require repurchase or conversion of the Company Convertible Notes) that may be required to be delivered, and use commercially reasonable efforts to take all other actions that may be required to be taken at the Effective Time under the Company Convertible Notes and the indenture entered into in connection therewith (the “Company Convertible Notes Indenture”) as a result of the Transactions, including for the avoidance of doubt as a result of the Transactions constituting a “Fundamental Change” or “Make-Whole Fundamental Change” (as such terms are defined in the Company Convertible Notes Indenture); provided that no such notice shall be required that is not contingent on the occurrence of the Effective Time.

(b) The Company shall cooperate with Parent in connection with (i) executing and delivering to the Trustee a supplemental indenture to the Company Convertible Notes Indenture, as and to the extent required by the Company Convertible Notes Indenture, to be executed at the Effective Time, and (ii) causing to be executed and delivered to the Trustee, at the Effective Time, an Officer’s Certificate and Opinion of Counsel (each as defined in, and to the extent required by, the Company Convertible Note Indenture) and any other related documentation required by the Company Convertible Note Indenture (provided that the Company and its counsel shall not be obligated to deliver any such opinion of counsel). The Company shall prepare drafts of such supplemental indenture and provide such drafts to Parent prior to delivery to the Trustee and shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such supplemental indenture, which such comments the Company shall consider in good faith.

(c) Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time and subject to applicable Law (i) the Company may take any actions in connection with making elections under, obtaining waivers, and/or unwinding or otherwise settling the Capped Call Transactions and (ii) the Company may initiate or continue discussions or negotiations with the counterparties to the Capped Call Transactions or any of their Affiliates or Representatives, including with respect to any cash amounts or shares of Company Common Stock that may be payable or deliverable to the Company pursuant to the Capped Call Transactions (including upon termination, cancellation or exercise thereof) and adjustments to the terms of the Capped Call Transactions (including in connection with the announcement of the Transactions), it being understood that the Company shall act in good faith and in a commercially reasonable manner in consultation with Parent and shall, if reasonably requested by Parent and at Parent’s sole cost and expense, engage a hedging advisor in connection with the foregoing.

(d) Notwithstanding anything to the contrary in the foregoing, the obligations of the Company and its Subsidiaries pursuant to this Section 5.10 shall be subject to Section 5.08(b) and (d).

Section 5.11 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Immediately following the execution of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver a written consent adopting this Agreement in accordance with the DGCL.

Section 5.12 Employee Matters.

(a) For a period of 12 months following the Effective Time, Parent shall cause the Surviving Corporation or its applicable Subsidiary to provide (i) base salary and target annual or short-term cash incentive opportunities (including target short-term commission-based cash incentive opportunities) to each person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time who remains so employed immediately following the Effective Time (each, a “Continuing Employee”) that, in each case, are no less favorable than those in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee immediately prior to the Effective Time under the applicable Company Plan listed on Section 5.12(a) of the Company Disclosure Letter in which the Continuing Employee was eligible to participate prior to the Effective Time (or if greater, as required under applicable Law); and (iii) other employee benefit plans and arrangements (not including defined benefit pension, retiree or post-employment health or welfare, nonqualified deferred compensation, retention, change in control, long-term incentive, severance, equity or equity-based compensation or benefits (the “Excluded Benefits”)) to Continuing Employees that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Effective Time other than the Excluded Benefits.

(b) With respect to the employee benefit plans of the Surviving Corporation and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA whether or not subject to ERISA) (including any vacation, paid time-off, defined contribution pension or retirement savings plans (including qualified profit sharing) and severance plans), but otherwise not including those that provide Excluded Benefits, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or any of its Subsidiaries for purposes of determining eligibility to participate, level of benefits, and vesting to the same extent and for the same purpose as such service was recognized and credited to such Continuing Employee by the Company and its Subsidiaries under the corresponding Company Plan; provided that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation for the same period of service.

(c) Without limiting the generality of Section 5.12(a), Parent shall cause the Surviving Corporation or its applicable Subsidiary use commercially reasonable efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall cause the Surviving Corporation or its applicable Subsidiary to take commercially reasonable efforts to cause to be recognized the dollar amount of all co-payments, deductibles and similar expenses incurred by and credited to each Continuing Employee (and his or her eligible dependents) under the applicable Company Plan providing group health benefits during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the corresponding group health benefit plans in which they will be eligible to participate from and after the Effective Time.

(d) Parent hereby acknowledges that a “change in control” (or similar phrase) for purposes of any Company Plan that contains a definition of “change in control” (or similar phrase) will occur at the Effective Time. From and after the Effective Time, the Surviving Corporation or its applicable Subsidiary, shall honor all of the Company Plans in effect on the date of this Agreement (or, solely to the extent amended not in violation of this Agreement after the date of this Agreement, in effect immediately prior to the Effective Time) in accordance with their terms. Notwithstanding the foregoing, nothing will prohibit Parent or the Surviving Corporation from amending or terminating any such Company Plans in accordance with their terms or if otherwise required pursuant to applicable Law.

(e) Nothing in this Agreement shall be construed as requiring Parent or any of its Subsidiaries (including the Surviving Corporation) or any other Affiliate to retain the employment of any particular employee of the Company or any of its Subsidiaries following the Effective Time, including any Continuing Employee, or prohibit Parent, the Surviving Corporation or any Subsidiary or Affiliate thereof from amending or terminating any Company Plan in accordance with its terms or if otherwise required pursuant to applicable Law. The provisions of this Section 5.12 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.12 is intended to, or shall, create any third-party beneficiary rights in any Person (including any Continuing Employee), provide any such Person any right to enforce the provisions hereof, or constitute the establishment, adoption, amendment or termination of any Company Plan or any other employee benefit or compensation plan.

Section 5.13 Transaction Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any stockholder demands, litigations, arbitrations or other similar claims, actions, suits or proceedings (including derivative claims) commenced against it, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the Transactions (collectively, “Transaction Litigation”) of which Parent or the Company, as applicable, obtains Knowledge and shall keep the other party reasonably informed regarding any Transaction Litigation. Each of the Company and Parent shall reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, and shall give the other party the opportunity to consult with it regarding the defense and settlement of such Transaction Litigation and to participate (at the other party’s expense) in (but not control) the defense and settlement of such Transaction Litigation. Prior to the Effective Time, other than with respect to any Transaction Litigation where the parties are adverse to each other or in the context of any Transaction Litigation related to or arising out of a Takeover Proposal, neither the Company nor any of its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 5.13, in the event of any conflict with any other covenant or agreement contained in Section 5.03 that expressly addresses the subject matter of this Section 5.13, Section 5.03 shall govern and control.

Section 5.14 Stock Exchange De-listing. The parties hereto shall cooperate with each other to cause the Company Common Stock to be de-listed from the NYSE and the TSX, to be de-registered under the Exchange Act and to cease to be a reporting issuer in each jurisdiction in Canada as soon as reasonably practicable following the Effective Time.

Section 5.15 Preparation of the Proxy Statement; Stockholders’ Meeting.

(a) Promptly following the execution of this Agreement, the Company shall (and shall use commercially reasonable efforts to do no later than twenty Business Days following the date hereof) prepare the Proxy Statement in preliminary form and file it with the SEC and Canadian securities regualtory authorities. Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Holders and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable if and to the extent such information shall have become false or misleading in any material respect.

The Company shall notify Parent promptly on the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC. Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review such document or response.

(b) Notwithstanding any Adverse Recommendation Change but subject to Section 5.15(a) and applicable Law and to the extent not prohibited by any Judgment, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter Documents and the rules of the NYSE and/or the TSX, as applicable, to establish a record date (and, unless otherwise required by applicable Law, the Company will not change the record date without the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed) for, duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval, and shall commence mailing the definitive Proxy Statement to the Company’s stockholders as promptly as reasonably practicable after the Proxy Statement Clearance Date. Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may, in its sole discretion, adjourn, recess, or postpone the Company Stockholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Company has determined is reasonably likely to be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the stockholders of the Company in advance of the Company Stockholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions, (iii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting (it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting more than three times, and each such time, no more than by ten Business Days on any single occasion, pursuant to this clause (iii) without Parent’s prior written consent) or (iv) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval (it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting by more than three times, and each such time, no more than by ten Business Days on any single occasion, pursuant to this clause (iv) without Parent’s prior written consent). Unless this Agreement is validly terminated in accordance with Section 7.01, the Company will submit this Agreement and the Merger to its stockholders at the Company Stockholders’ Meeting even if the Board of Directors of the Company (or a committee thereof) has effected an Adverse Recommendation Change.

Section 5.16 Repatriation. The Company and its Subsidiaries will use their commercially reasonable efforts (in the manner reasonably requested in writing by Parent at least ten (10) Business Days prior to the Closing) to distribute or transfer or cause to be distributed or transferred (including through loans, prepayments of obligations or the repayment of intercompany obligations) to the Company, effective immediately before and conditioned upon the occurrence of, the Closing any cash balances held by any non-U.S. Subsidiaries to the Company; provided, however, that no distribution or transfer will be required to be made (i) to the extent such distribution or transfer (x) would result in withholding or other Taxes in advance of the Effective Time or (y) would violate applicable Law or Contract (existing as of the date of this Agreement) or any minimum cash balance or capital surplus requirements applicable to such Subsidiaries and (ii) unless and until all of the conditions to the Merger set forth in Section 6.01, Section 6.02, and Section 6.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to of such conditions being capable of being satisfied at the Closing), and Parent has irrevocably confirmed and agreed in writing that it acknowledges satisfaction or waiver of all of the conditions to the Merger set forth in Section 6.02 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to such conditions being capable of being satisfied at the Closing) and it is ready, willing and able to consummate the Closing. In the event that this Agreement is terminated, Parent shall promptly reimburse the Company for any documented out-of-pocket expenses incurred by the Company as a result of any actions undertaken at Parent’s express request pursuant to this Section 5.16.

Section 5.17 Exchangeable Shares. Prior to the Effective Time, the Company shall, cause CallCo to acquire, pursuant to Section 7.2 of the articles of ExchangeCo, each outstanding Exchangeable Share (other than those owned by the Company or its Subsidiaries) in exchange for one share of Company Common Stock, all in accordance with the terms and conditions of the Voting and Exchange Trust Agreement, the Support Agreement and the articles of ExchangeCo (collectively, the “Mandatory Exchange”). For the avoidance of doubt, holders of the Exchangeable Shares will retain the ability prior to the consummation of the Mandatory Exchange to exchange Exchangeable Shares for shares of Company Common Stock in accordance with the articles of ExchangeCo. Company shall provide drafts of all documentation effecting the Mandatory Exchange to Parent at least five Business Days prior to the execution thereof and, prior to the execution thereof, shall incorporate any reasonable comments to such drafts provided by Parent or its Representatives at least one Business Day prior to the Closing Date.

Section 5.18 Consents. Prior to the Closing, the Company will take the actions set forth on Section 5.18 of the Company Disclosure Letter. Notwithstanding anything to the contrary in this Agreement, the failure of the Company to comply with this Section 5.18 shall not give rise to the failure of a condition precedent set forth in Section 6.02(b) or a right to terminate this Agreement pursuant to Section 7.01(c)(i) unless such failure is the result of a knowing and intentional breach by the Company of any provision of Section 5.18 of the Agreement.

ARTICLE VI

Conditions to the Merger

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by Parent and the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) No Restraints. No Law or Judgment enacted, promulgated, issued, entered or amended after the date of this Agreement by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting consummation of the Merger;

(b) Governmental Consents.

(i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted; the Competition Act Approval shall have been received; and any waiting period or consent, clearance or approval applicable to the consummation of the Merger under the other Antitrust Laws and FDI Laws of the jurisdictions set forth in Section 6.01(b) of the Company Disclosure Letter (such Antitrust Laws and FDI Laws, the “Other Required Antitrust and FDI Laws”) shall have expired, been terminated, obtained or deemed to have been granted or jurisdiction shall have been denied, as applicable; and

(ii) All Requisite Change of Control Approvals shall have been obtained and shall remain in full force and effect.

(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

Section 6.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.02(a) and the first two sentences of Section 3.02(b) shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case as of such specified date) except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional payments by Parent, the Company or their Affiliates under Article II that are more than $60,000,000 in the aggregate, (ii) set forth in Section 3.01(a), Section 3.02(b) (other than the first two sentences thereof), Section 3.02(c), Section 3.03, clause (a)(i) of Section 3.04, Section 3.16 and Section 3.22 (A) that are not qualified by words “materially” or “material” or any qualifications based on such terms or based on the term “Material Adverse Effect” shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case as of such specified date) and (B) that are qualified by the words “materially” or “material” or any qualifications based on such terms or based on the term “Material Adverse Effect” shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case as of such specified date), (iii) set forth in Section 3.08(b) shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Closing Date, (iv) set forth in Article III, other than those Sections specifically identified in clause (i), (ii) or (iii) of this paragraph, that are qualified by a “Material Adverse Effect” qualification shall be true and correct as so qualified as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case as of such specified date) and (v) set forth in Article III, other than those Sections specifically identified in clause (i), (ii), (iii) or (iv) of this paragraph, shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case as of such specified date), except, in the case of this clause (v), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement;

(c) Material Adverse Effect. No Material Adverse Effect will have occurred after the date hereof; and

(d) Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied.

Section 6.03 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.01, Section 4.02 and Section 4.09 (A) that are not qualified by words “materially” or “material” or any qualifications based on such terms shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case as of such specified date) and (B) that are qualified by the words “materially” or “material” or any qualifications based on such terms shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case as of such specified date)

and (ii) set forth in Article IV, other than those Sections specifically identified in clause (i) of this paragraph, shall be true and correct as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case as of such specified date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent or Merger Sub;

(b) Compliance with Covenants. Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement; and

(c) Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

ARTICLE VII

Termination

Section 7.01 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Stockholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either of the Company or Parent:

(i) if the Effective Time shall not have occurred on or prior to May 21, 2026 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to a party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Effective Time to occur on or before the Outside Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Judgment having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to a party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the issuance or entry of such Judgment, including if such party failed to use the required efforts to prevent the issuance or entry of and to remove such Judgment in accordance with its obligations set forth in Section 5.03 of this Agreement (it being understood that Parent and Merger Sub shall be deemed a single party for the foregoing provision); or

(iii) if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement or any of its representations or warranties in this Agreement shall have become inaccurate, which breach or failure to perform or inaccuracy (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (1) 45 calendar days after written notice of such breach, failure to perform or inaccuracy, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination, is given by Parent to the Company and (2) the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) if the Board of Directors of the Company or a committee thereof shall have made an Adverse Recommendation Change; or

(d) by the Company:

(i) if either Parent or Merger Sub shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement or any of their representations or warranties in this Agreement shall have become inaccurate, which breach or failure to perform or inaccuracy (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (1) 45 calendar days after written notice of such breach, failure to perform or inaccuracy, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination, is given by the Company to Parent and (2) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii) prior to receipt of the Company Stockholder Approval, in connection with entering into a Company Acquisition Agreement providing for a Superior Proposal in accordance with Section 5.02(e)(ii), if the Company has complied in all material respects with the terms of Section 5.02(d) and Section 5.02(e) with respect to such Superior Proposal; provided that prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee due under Section 7.03(a) (to the wire instructions for such payment provided by Parent prior to the payment thereof); or

(iii) if (A) the conditions set forth in Section 6.01 and Section 6.02 were satisfied or waived on the date the Closing was required to have occurred pursuant to Section 1.02 (other than those conditions that by their nature are to be satisfied at the Closing but provided that such conditions were capable of being satisfied if the Closing were to occur on such date), (B) Parent has failed to consummate the Closing on the date on which Parent is required to consummate the Closing pursuant to Section 1.02, (C) the Company has, after the date the Closing was required to have occurred and at least three Business Days prior to seeking to terminate this Agreement pursuant to this Section 7.01(d)(iii), irrevocably confirmed in a written notice delivered to Parent that the Company is ready, willing and able to consummate the Closing and (D) Parent and Merger Sub have not consummated the Closing by the earlier of (1) the Outside Date and (ii) the end of the third Business Day following delivery of such written confirmation.

Section 7.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the last sentence of Section 5.05, Section 5.08(c), the last sentence of Section 5.16, this Section 7.02, Section 7.03 and Article VIII (other than Section 8.08(b)), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (subject to the limitations set forth in Section 7.03(a)(iv), Section 7.03(b)(iii), Section 7.03(d) and Section 7.03(e)) no such termination shall relieve any party from liability for damages (which the parties hereto acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, in the case of the Company, to the extent proven, a premium or other benefit of the bargain lost by the Company or the Company’s stockholders (taking into consideration relevant matters, including the aggregate Merger Consideration)) to another party resulting from a material and intentional breach of this Agreement or from Fraud. No termination of this Agreement shall affect the rights or obligations of any party pursuant to the Confidentiality Agreement or the Guarantee, which rights, obligations and agreements shall survive the termination of this Agreement in accordance with their respective terms.

Section 7.03 Termination Fees.

(a) Company Termination Fee.

(i) In the event that this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) or (B) by the Company pursuant to Section 7.01(d)(ii), then the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (to the wire instructions for such payment provided by Parent prior to the payment thereof) in the case of clause (A), within two Business Days after such termination or in the case of clause (B), simultaneously with such termination.

(ii) In the event that (A) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(iii) or by Parent pursuant to Section 7.01(c)(i) and (B) (1) a bona fide Takeover Proposal shall have been publicly made, proposed or communicated by a third party after the date of this Agreement and not withdrawn prior to the Company Stockholder Meeting (in the event of a termination of this Agreement pursuant to Section

7.01(b)(iii) or Section 7.01(c)(i)) and (2) within twelve months after the date this Agreement is terminated, the Company consummates, or enters into a definitive agreement providing for and later consummates, a Takeover Proposal, the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (to the wire instructions for such payment provided by Parent prior to the payment thereof) within two Business Days after the consummation of such Takeover Proposal. For purposes of this Section 7.03(a)(ii), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

(iii) In no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

(iv) In the event the Company Termination Fee is paid to Parent in circumstances under which such fee is payable pursuant to this Section 7.03(a), payment of the Company Termination Fee (plus, if applicable, any additional amounts payable pursuant to the last two sentences of Section 7.03(c)) shall be the sole and exclusive monetary remedy of Parent, Merger Sub, the Equity Investors and their respective Subsidiaries and any of their respective former, current or future directors, officers, employees, agents, attorneys, equityholders, controlling persons, financing sources, Affiliates (other than Parent, Merger Sub or the Equity Investors), partners, managers, members, stockholders and assignees of each of Parent, Merger Sub and the Equity Investors (collectively, the “Parent Related Parties”) against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and on payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(b) Parent Termination Fee.

(i) In the event that this Agreement is terminated (A) by the Company pursuant to Section 7.01(d)(i) or Section 7.01(d)(iii) or (B) by the Company or Parent pursuant to Section 7.01(b)(i) and, in each case, at the time of such termination, the Company could have terminated this Agreement pursuant to Section 7.01(d)(i) or Section 7.01(d)(iii), then Parent shall pay, or cause to be paid, the Parent Termination Fee to the Company or its designee by wire transfer of same-day funds (to the wire instructions for such payment provided by the Company prior to the payment thereof) (1) in the case of any such termination by Parent, concurrently with and as a condition to the termination by Parent and (2) in the case of any such termination by the Company, within two Business Days after such termination.

(ii) In no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion.

(iii) In the event the Parent Termination Fee is paid to the Company in circumstances under which such fee is payable pursuant to this Section 7.03(b), payment of the Parent Termination Fee (plus, if applicable, any additional amounts payable pursuant to the last two sentences of Section 7.03(c) and any reimbursement of expenses under Section 5.08(c) and/or Section 5.16) shall be the sole and exclusive monetary remedy of the Company Related Parties against the Parent Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and on payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, excluding any liabilities arising for breaches of the Confidentiality Agreement.

(c) Each of Parent and the Company acknowledges that (i) the agreements contained in this Section 7.03 are an integral part of the Transactions, (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee or the Parent Termination Fee is payable are uncertain and incapable of accurate calculation and (iii) without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, the Company Termination Fee or the Parent Termination Fee, as applicable, if, as and when required to be paid pursuant to this Section 7.03 shall not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger. Further, if the Company or Parent fails to promptly pay the Company Termination Fee or the Parent Termination Fee, as applicable, when due pursuant to this Section 7.03, such fee shall accrue interest for the period commencing on the date such fee becomes past due, at the prime rate as published in The Wall Street Journal, Eastern Edition, in effect on the date such fee becomes past due. In addition, if (i) the Company shall fail to pay the Company Termination Fee when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including reasonable fees and expenses of legal counsel) in connection with efforts to collect the Company Termination Fee and (ii) if Parent shall fail to pay the Parent Termination Fee when due, Parent shall also pay to the Company all of the Company’s costs and expenses (including reasonable fees and expenses of legal counsel) in connection with efforts to collect the Parent Termination Fee.

(d) In connection with any loss suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which Parent is entitled to receive the Company Termination Fee in accordance with Section 7.03(a) (in which case Section 7.03(a)(iv) shall apply), Parent agrees, on behalf of itself and the Parent Related Parties, that the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company and the Company Related Parties, if any, shall be limited to (i) prior to a valid termination of this Agreement pursuant to Section 7.01, the right to specific performance or other equitable remedies pursuant to Section 8.08 or (ii) the right to an amount not to exceed the Company Termination Fee, and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages, including consequential, special, indirect or punitive damages, in excess of the Company Termination Fee. For the avoidance of any doubt, under no circumstance shall Parent or any other Parent Related Party be entitled to receive both (x) the Company Termination Fee and (y) monetary damages from the Company.

(e) In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Termination Fee (plus, if applicable, any additional amounts payable pursuant to the last two sentences of Section 7.03(c) and any reimbursement of expenses under Section 5.08(c) and/or Section 5.16) against the Parent Related Parties, and, in no event will the Company be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Termination Fee (plus, if applicable, any additional amounts payable pursuant to the last two sentences of Section 7.03(c) and any reimbursement of expenses under Section 5.08(c) and/or Section 5.16) against the Parent Related Parties for, or with respect to, this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guarantee or the Transactions (including, any breach by the Equity Investors, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided that, without limiting the provisions of Section 8.14 hereof, the foregoing shall not preclude any liability of the Debt Financing Sources to Parent or Merger Sub under the definitive agreements relating to the Debt Financing, nor limit Parent or Merger Sub from seeking to recover any such damages or obtain equitable relief from or with respect to any Debt Financing Source pursuant to the definitive agreements relating to the Debt Financing or limit any damages or equitable relief for breaches of the Confidentiality Agreement. Other than the Equity Investors’ obligations under the Guarantee and the Equity Commitment Letter and the obligations under the Confidentiality Agreement of the parties thereto and other than the obligations of Parent and Merger Sub to the extent expressly provided in this Agreement, in no event will any Parent Related Parties or any other Person other than the Equity Investors, Parent and Merger Sub have any liability for monetary damages to the Company or any Company Related Party relating to or arising out of this Agreement or the Merger. For the avoidance of any doubt, under no circumstance shall the Company or any other Company Related Party be entitled to receive both (x) the Parent Termination Fee and (y) monetary damages from Parent, Merger Sub or any Parent Related Party.

ARTICLE VIII

Miscellaneous

Section 8.01 No Survival of Representations and Warranties. None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

Section 8.02 Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

Section 8.03 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.04 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that (a) Parent may assign all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent that is a “United States person” within the meaning of Section 7701(a)(30) of the Code, and (b) from and after the Effective Time, Parent and Merger Sub may assign all of their rights, interests and obligations under this Agreement (i) in connection with a merger or consolidation involving Parent or the Surviving Corporation or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation, (ii) to any of their respective Affiliates or (iii) to any Debt Financing Source pursuant to the terms of the Debt Financing; provided that no such assignment pursuant to clauses (a) or (b) above shall relieve Parent or Merger Sub of its obligations under this Agreement or be reasonably expected to prevent, impede or delay the consummation of the Merger or otherwise impede the rights of the holders of shares of Company Common Stock and Company Equity Awards pursuant to this Agreement. Subject to the immediately preceding two sentences, this Agreement shall be binding on, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.

Section 8.05 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Signatures to this Agreement transmitted by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.06 Entire Agreement; No Third Party Beneficiaries. This Agreement, including the Company Disclosure Letter, together with the Equity Commitment Letter, the Guarantee, the Debt Commitment Letter and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer on any Person other than the parties hereto any rights or remedies hereunder, except for: (i) if the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration; (ii) if the Effective Time occurs, the right of the holders of Company Equity Awards to receive such amounts as provided for in Section 2.03; (iii) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06 of this Agreement; (iv) the rights of the Company Cooperation Parties set forth in Section 5.08(c); (v) the rights of the Company Related Parties set forth in Section 7.03(a)(iv) and Section 7.03(d) and the rights of the Parent Related Parties set forth in Section 7.03(b)(iii) and Section 7.03(e); (vi) the rights of the Debt Financing Parties set forth in Section 8.14; and (vii) subject to Section 7.03(e) and the last sentence of this Section 8.06, the right of the Company stockholders to any monetary damages to the extent proven (including, subject to Section 7.03(e), monetary damages based on a lost premium or loss of the economic benefit of the Transactions to the Company stockholders), which are intended for the benefit of and shall be enforceable by the Persons referred to in clauses (i) through (vii) above, except in the case of clause (vii), as specified in the following sentence. Notwithstanding anything herein to the contrary, the rights granted pursuant to clause (vii) of this Section 8.06 and the provisions of Section 7.02 with respect to the recovery of monetary damages based on the losses suffered by the Company stockholders (including monetary damages based on a lost premium or the loss of the economic benefit of the Transactions to the Company stockholders) shall only be enforceable on behalf of the Company stockholders by the Company in its sole and absolute discretion, as agent for the Company stockholders, it being understood and agreed that any and all interests in the recovery of such losses or any such claim shall attach to the shares of Company Common Stock and subsequently be transferred therewith.

Section 8.07 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Merger, shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b) All Actions arising out of or relating to this Agreement, all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Merger, or the Transactions, whether in Law or in equity, whether in Contract or tort or otherwise, shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) (such courts, the “Delaware Courts”). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Delaware Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action brought in the Delaware Courts, (iii) agree to not contest the jurisdiction of the Delaware Courts in any such Action, by motion or otherwise and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Delaware

Courts, except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process on such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by Federal Express, UPS, DHL or similar courier service to the address set forth in Section 8.10 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

Section 8.08 Specific Enforcement.

(a) The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions. Each party hereto acknowledges and agrees that (i) the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company, Parent nor Merger Sub would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Notwithstanding anything herein to the contrary, it is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable relief to cause the Equity Financing to be funded under the Equity Commitment Letter (including to cause Parent to enforce the obligations of the Equity Investors under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) and enforce Parent’s and Merger Sub’s obligations to consummate the Merger if and only if (i) all of the conditions in Section 6.01 and Section 6.02 have been satisfied or waived at the time the Closing was required to have occurred pursuant to Section 1.02 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing), (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions as are required of it by this Agreement to cause the Closing to occur and (iv) Parent and Merger Sub shall have failed to consummate the Merger by the time the Closing was required to have occurred pursuant to Section 1.02. In no event shall the Company be entitled to enforce specifically Parent’s obligation to cause the Equity Financing to be funded (or exercise its third party beneficiary rights under the Equity Commitment Letter) if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). For the avoidance of doubt, in no event shall the Company be entitled to a remedy of specific performance or other equitable remedies against any Debt Financing Source.

(c) The parties hereto further agree that (i) by seeking the remedies provided for in this Section 8.08, the Company shall not in any respect waive its right to seek any other form of relief that may be available to it under this Agreement and (ii) nothing set forth in this Section 8.08 shall require the Company to institute any Action (or limit the Company’s right to institute any Action) for an injunction, specific performance or other equitable relief under this Section 8.08 prior or as a condition to exercising any termination right under Article VII (and receiving the Parent Termination Fee or pursuing monetary damages after such termination), nor shall the commencement of any Action pursuant to this Section 8.08 or anything set forth in this Section 8.08 restrict or limit the Company’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter; provided that in no event shall the Company be entitled to receive both a grant of specific performance that results in the Closing to occur, on the one hand, and the Parent Termination Fee or monetary damages, on the other hand.

Section 8.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR CONTROVERSY THAT MAY, DIRECTLY OR INDIRECTLY, RELATE TO OR ARISE UNDER THIS AGREEMENT, INCLUDING ANY ACTION RELATING TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF OR INVOLVING ANY DEBT FINANCING PARTY OR ANY RELATED CLAIM, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

Section 8.10 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (provided that no transmission error is received) or sent by Federal Express, UPS, DHL or similar courier service (providing proof of delivery) to the applicable party at the following street or email address(es):

If to Parent or Merger Sub, to it at:

c/o Thoma Bravo, L.P.

One Market Plaza, Suite 2400

San Francisco, CA 94105

Attention:  Holden Spaht

      Tara Gadgil

Email:     ***@thomabravo.com

       ***@thomabravo.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, IL 60654

Attention:  Bradley C. Reed, P.C.

      Cole Parker, P.C.

      Brett R. Nelson

Email:    bradley.reed@kirkland.com

      cole.parker@kirkland.com

      brett.nelson@kirkland.com

If to the Company, to it at:

Dayforce, Inc.

3311 East Old Shakopee Road

Minneapolis, MN 55425

Attention:  Office of the General Counsel

Email:     ***@dayforce.com

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:  Edward D Herlihy

      Brandon C. Price

Email:     EDHerlihy@wlrk.com

      BCPrice@wlrk.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.11 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8.12 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that in no event shall the Company or any of its Subsidiaries be deemed to be an “Affiliate” of Parent or any of its Subsidiaries nor shall Parent or any of its Subsidiaries be deemed to be an “Affiliate” of the Company or any of its Subsidiaries.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act, the Competition Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Bank” means Dayforce National Trust Bank, a national trust bank and wholly owned subsidiary of the Company.

“Banking Authority” means any Governmental Authority that issues Permits to engage in, or otherwise exercises regulatory, supervisory, or oversight authority with respect to, banking, fiduciary activities, lending, earned wage access services, income based advances, payroll processing services, money transmission or other financial services, including the Office of the Comptroller of the Currency, the Board of Governors of The Federal Reserve System, the California Department of Financial Protection and Innovation, and any other applicable federal or state banking or licensed financial services regulatory authority, including any interagency body.

“Banking Permit” means any Permit issued by a Banking Authority.

“Bribery Legislation” means all applicable U.S. and non-U.S. Laws relating to the prevention of bribery, corruption and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the U.K. Bribery Act 2010 and the U.K. Proceeds of Crime Act 2002.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC, banks in Minneapolis, Minnesota or New York, New York or the Secretary of State are authorized or required by Law to be closed.

“CallCo” means Dayforce Canada Ltd, a corporation existing under the federal laws of Canada.

“Capped Call Documentation” means each of the letter agreements Re: Base Call Option Transaction, each dated as of March 2, 2021, between the Company and each of JPMorgan Chase Bank, National Association, New York Branch, Barclays Bank PLC, Citibank, N.A. and Deutsche Bank AG, London Branch and/or their respective affiliates, as the same may have been supplemented by additional letters entered into by the parties thereto on March 2, 2021, and as may have been further amended, restated or otherwise modified.

“Capped Call Transactions” means the transactions documented under the Capped Call Documentation.

“CFIUS” shall mean the Committee on Foreign Investment in the United States.

“CFIUS Approval” shall mean, following the filing of a joint voluntary notice of the transactions contemplated by Parent’s equity financing (the “CFIUS Notice”) with CFIUS, (a) the receipt by Parent and the Company of written notification (including by e-mail) from CFIUS that (i) CFIUS has determined that none of the transactions contemplated by Parent’s equity financing is a “covered transaction” under the DPA; or (ii) CFIUS has completed a review or investigation of the CFIUS Notice and has concluded all action under the DPA; or (b) if CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision and (A) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by Parent’s equity financing or (B) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the date the President received such report from CFIUS.

“CFIUS Notice” shall have the meaning set forth in the definition of CFIUS Approval.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner of Competition” means Commissioner of Competition appointed under the Competition Act.

“Commitment Letters” means, collectively, the Debt Commitment Letter and the Equity Commitment Letter.

“Commonly Controlled Entity” means any person or entity that, together with the Company or any of its Subsidiaries, is at any relevant time treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Company Charter Documents” means the Company’s certificate of incorporation and bylaws, each as amended to the date of this Agreement.

“Company Convertible Notes” means the Company’s 0.25% convertible senior notes due 2026 issued under the Indenture, dated as of March 5, 2021, between the Company and the Trustee.

“Company Credit Agreement” means the Credit Agreement, dated as of February 29, 2024, among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended by the First Amendment dated as of February 14, 2025.

“Company Equity Plans” means (i) the 2013 Dayforce, Inc. Stock Incentive Plan, effective as of October 1, 2013, and as amended on March 30, 2016, August 11, 2016, December 30, 2016, and March 20, 2017, and (ii) the Dayforce, Inc. 2018 Equity Incentive Plan, as amended and restated as of April 1, 2022.

“Company GESPP” means the Company’s Global Employee Stock Purchase Plan as in effect on the date of this Agreement.

“Company IP” means (i) all Registered Company Intellectual Property and (ii) all other Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

“Company IT Systems” means all computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and other information technology infrastructure and equipment owned, leased, licensed, or controlled by the Company or any of its Subsidiaries and that are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Options” means any outstanding options to purchase shares of Company Common Stock, whether vested or unvested, and whether granted pursuant to the Company Equity Plan or otherwise.

“Company Plan” means each plan, program, policy, agreement or other arrangement, including those covering current or former employees, directors, consultants or other individual service providers, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA) other than any plan that is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA (whether or not subject to ERISA)), (iii) a stock option, stock purchase, stock appreciation right or other stock-based agreement, program, arrangement or plan, (iv) an individual employment, consulting, severance, retention, change in control or other similar agreement, (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe benefit plan, program, policy, agreement or arrangement, or (vi) any other compensation or benefit plan, program, policy, agreement or arrangement, in each case that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability or obligation, other than any plan, program, policy, agreement or arrangement that is sponsored and maintained by a Governmental Authority.

“Company RSUs” means any outstanding awards of restricted stock units that vest solely based on the passage of time, whether vested or unvested, and whether granted pursuant to the Company Equity Plan or otherwise.

“Company Termination Fee” means an amount in cash equal to $351,000,000.

“Competition Act” means the Competition Act (Canada), as amended, and the regulations promulgated thereunder.

“Competition Act Approval” means the occurrence of either of the following in respect of the Transactions: (a) the Commissioner of Competition shall have issued an advance ruling certificate under section 102(1) of the Competition Act; or (b) both (i) the Commissioner of Competition shall have issued a “no-action letter” confirming that he does not intend, at that time, to make an application under section 92 of the Competition Act in respect of the Transactions, and (ii) either the applicable waiting period under subsection 123(1) of the Competition Act has expired or been terminated under subsection 123(2) of the Competition Act, or the obligation to provide a pre-merger notifications in accordance with Part IX of the Competition Act has been waived under subsection 113(c) thereof.

“Contract” means any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract, subcontract or other legally binding agreement.

“Customer Data” means all non-public data collected, stored or processed by or on behalf of the Company or any of its Subsidiaries pertaining to, the customers of the Company or any of its Subsidiaries.

“Data Requirements” means (i) in each case to the extent applicable to the Company or its Subsidiaries and relating to data privacy, protection, or security, or any Personal Data or Customer Data: (A) all applicable data privacy and data security Laws (including any security breach notification requirements); (B) the Company’s or any of its Subsidiaries’ own published privacy policies; (C) industry standards applicable to the industries in which the Company or any of its Subsidiaries operates that are legally binding on the Company or its Subsidiaries (including, if applicable, PCI-DSS); and (D) contractual obligations related to data privacy or data security into which the Company or any of its Subsidiaries have entered, and (ii) the FTC Order.

“Debt Commitment Letter” means the executed debt commitment letter, dated as of August 20, 2025, addressed to Parent from Goldman Sachs Bank USA and Goldman Sachs Asset Management, L.P., together with all exhibits, annexes and schedules thereto, together with the fee letter referred to therein (with pricing terms, “market flex” provisions and any other economic terms in such fee letters that are customarily redacted in connection with Transactions of this type, in each case, not relating to or impacting conditionality, termination, enforceability, gross amount or availability of the Debt Financing on the Closing Date, being redacted).

“Debt Financing Parties” means the Debt Financing Sources, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, partners, controlling persons, advisors, attorneys, agents and representatives and their respective successors and assigns, in their capacities as such; provided that neither Parent nor any of its Affiliates shall be a Debt Financing Party.

“Debt Financing Sources” means, in their respective capacities as such, the lenders, agents and arrangers of any Debt Financing or replacement debt financings in connection with the Transactions contemplated hereby, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto and their successors and permitted assigns.

“DPA” means the Defense Production Act of 1950.

“Encumbrance” means any mortgage, deed of trust, lease, license, covenant, restriction, hypothecation, option to purchase or lease, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect.

“Equity Commitment Letter” means the executed equity commitment letter, dated as of the date hereof, from the Equity Investors.

“Equity Investors’ Affiliate” means any Person, trust, affiliated investment fund or other pooled investment or co-investment vehicle that is controlled or otherwise managed by or in conjunction with, or is under common control with, the Equity Investors or any of their Affiliates, excluding any portfolio company or similar asset of the Equity Investors or any of their Affiliates.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchangeable Shares” means the outstanding Class A Exchangeable Shares of ExchangeCo.

“ExchangeCo” means Ceridian AcquisitionCo ULC, an unlimited liability corporation existing under the laws of the Province of British Columbia.

“Excluded Information” means any (i) pro forma financial statements or adjustments or projections (including information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments), (ii) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A, (iii) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (iv) historical financial statements or other information required by Rule 3-033-03(e), Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (v) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280, (vi) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A in a “Rule 144A-for-life” offering, (vii) financial statements or other financial data (including selected financial data) for any period earlier than the fiscal year ended December 31, 2023, (viii) any financial statements other than the Required Information, (ix) financial information that the Company or its Affiliates does not maintain in the ordinary course of business or (x) information not reasonably available to the Company or its Affiliates under their respective current reporting systems, in the case of clauses (ix) and (x), unless any such information would be required in order for the Required Information provided to Parent by the Company to not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in such Required Information, in the light of the circumstances under which they were made, not misleading.

“FDI Law” means any Law, including any state, national or multi-jurisdictional Law, that is designed or intended to prohibit, restrict or regulate actions to acquire interests in equities, securities, entities, assets, land or interests, or otherwise to screen investments.

“Financing” means, collectively, the Debt Financing and the Equity Financing.

“Fraud” means an intentional act of common law fraud in the making of the representations and warranties set forth in Article III (in the case of the Company) or the representations and warranties set forth in Article IV (in the case of Parent and Merger Sub), in each case with the specific intent to deceive and mislead the other party with respect to such representations and warranties.

“FTC Order” means that certain Decision and Order, dated June 8, 2011 on Docket No. C-4325, issued by the FTC.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Government Contract” means any contract with a Governmental Authority or pursuant to which the Company is supplying or proposing to supply goods or services (at any tier) in connection with a contract between another person and a Governmental Authority, including but not limited to any prime contract, subcontract, supply agreement, letter contract, notice to proceed, purchase order, task order, delivery order, together with any teaming agreement, distribution agreement, letter of supply, letter of intent or similar agreements concerning goods or services to be purchased, funded or reimbursed by a Governmental Authority. A purchase, task or delivery order issued under a Government Contract shall be considered a part of the Government Contract to which it relates.

“Governmental Authority” means any government, court, regulatory or administrative agency, arbitral body, arbitrator or mediator (whether public or private), commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state, provincial or local, domestic, foreign or multinational.

“Holders” means, collectively, (i) holders of Company Common Stock and (ii) the Holder of the Special Voting Share, acting as trustee for the holders of Exchangeable Shares.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Indebtedness” means any of the following monetary liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case solely to the extent drawn); (v) liabilities related to the deferred purchase price of property (including any earn outs, contingent payments, seller notes or other similar obligations) other than trade payables incurred in the ordinary course of business; (vi) liabilities under any unfunded or underfunded defined benefit pension, gratuity, termination indemnity, statutory severance, retiree welfare or similar plans or arrangements; or (vii) guaranteeing any of the obligations of a return described in the foregoing clauses (i) through (vi) of any other Person.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: (i) any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application or invention; (ii) any trademark, trademark registration, trademark application, service mark, service mark registration or application, trade name, business name or brand name, together with all goodwill associated with each of the foregoing; (iii) any copyright, work of authorship, copyright registration or application, design, or design registration or application or database rights; (iv) any internet domain name or social media account or handle; (v) any trade secret, confidential know-how, or other confidential and proprietary information; and (vi) software (including object code and source code), documentation, data, databases, and collections of data.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 8.12(a) of the Company Disclosure Letter, and (ii) with respect to Parent or Merger Sub, the actual knowledge of any of the officers or directors of Parent or Merger Sub.

“Lien” means any pledge, lien, charge, Encumbrance or security interest of any kind or nature.

“Material Adverse Effect” means any effect, change, event, facts, circumstances or occurrence that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that, none of the following, and no effect, change, event or occurrence arising out of or resulting from any of the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, event or occurrence (i) generally affecting (A) the industry in which the Company and its Subsidiaries operate or (B) the economy, credit or financial or capital markets, in the United States, Canada or elsewhere in the world, including changes in interest or exchange rates, the price or relative value of any digital asset or cryptocurrency or the markets for any such digital asset or cryptocurrency, monetary policy or inflation or (ii) to the extent arising out of, resulting from or attributable to (A) changes or prospective changes in Law or in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory, political or social conditions, in each case, after the date hereof (B) the negotiation, execution, announcement or performance of this Agreement or the consummation or pendency of the Transactions, including the impact thereof on relationships or potential relationships, contractual or otherwise, with existing or future customers, vendors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions (other than in the context of any representations and warranties which specifically address the consequences of entering into this Agreement or consummating the Transactions), (C) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (D) tsunamis, earthquakes, floods, hurricanes, tornados or other natural disasters, weather-related events, force majeure events or other comparable events, (E) epidemics, pandemics or other disease outbreaks or Laws or directives issued by a Governmental Authority in response to any epidemic, pandemic or other disease outbreak, (F) any action taken by the Company or any of its Subsidiaries that is expressly required or expressly contemplated by this Agreement or at Parent’s written request or with Parent’s consent, (G) relating to the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (H) any change or prospective change in the Company’s credit ratings, (I) any decline in the market price, or change in trading volume, of the capital stock of the Company, (J) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (i) and clauses (ii)(A) through (J) hereof) is a Material Adverse Effect), (K) any Transaction Litigation or other Action threatened, made or brought by any of the current or former Company stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Board of Directors of the Company arising out of the Transactions or (L) the availability or cost of equity, debt or other financing to Parent or Merger Sub; provided further that any effect, change, event or occurrence referred to in clauses (i) or (ii) (A), (C), (D) or (E) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to similarly situated participants operating in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Materially Burdensome Regulatory Condition” means (i) a condition or restriction with respect to obtaining any consent, approval, nondisapproval letter, waiver or non-objection from the OCC that would reasonably be expected to result in a material adverse effect on the business, properties, assets, operations or financial condition of the Surviving Company and its Subsidiaries, taken as a whole, on the one hand, or, following the Closing, Parent, Merger Sub (and their respective Affiliates), on the other hand, measured in each case on a scale relative to the size of the Company and its Subsidiaries, taken as a whole, immediately prior to the Merger, or (ii) any condition, restriction or action (including with respect to any sale, divestment, hold separate, termination or amendment of any contract) with respect to any portfolio company (as such term is commonly understood in private equity industry) of Parent’s Affiliates in relation to obtaining the expiration or termination of any applicable waiting period or any consent, clearance or approval required under any Antitrust Laws or FDI Laws.

“OSS” means any software licensed under a license commonly referred to as an open source, free software, copyleft, or community source code license (including any library or code licensed under the GNU General Public License, GNU Lesser General Public License, GNU Affero GPL (AGPL), Apache Software License, or any other public source code license arrangement).

“Parent Termination Fee” means an amount in cash equal to $702,000,000.

“Payment Authority” means any foreign or domestic payment network, electronic funds network or association, payment card association (including any credit, debit, or prepaid card network), or similar organization that has clearing, settlement or oversight responsibilities in connection with card transactions, electronic funds transfers, or other transmissions of money or monetary value, or related financial messaging, including MasterCard, Visa, Discover, American Express, Fedwire, The Clearing House Interbank Payments System (CHIPS), The Society for Worldwide Interbank Financial Telecommunication (SWIFT) and the National Automated Clearing House Association (NACHA).

“Payment Authority Rules” means any bylaws, rules, regulations, operating circulars, procedures, guidelines, standards, or other requirements issued, adopted, implemented, or otherwise put into effect by or under the authority of any Payment Authority.

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business, and minor title defects or imperfections, and which in all cases, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, materialmen’s, contractors’ carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens either granted, inchoate at Law, or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (iv) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (v) non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business, (vi) purchase money Liens and Liens securing rental payments under capital lease arrangements, (vii) Liens discharged at or prior to the Effective Time (viii) Liens securing any Secured Obligations (as defined in the Company Credit Agreement), (ix) leases, subleases, licenses and sublicenses (other than capital leases and leases underlying sale and leaseback transactions) of any real property entered in the ordinary course of business, (x) any Liens, whether registered or unregistered, in respect of the landlord’s fee simple interest in any real property leased by the Company, all registrations against a landlord’s fee simple title to any real property leased by the Company, and the reservations, exceptions, limitations, provisos and conditions, if any, expressed in any grants from a Governmental Authority of any real property leased by the Company, and (xi) other than with respect to Intellectual Property, such other Liens, Encumbrances or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Data” means all data or other information (i) relating to one or more individuals that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Company or any of its Subsidiaries, is capable of identifying an individual), or (ii) is otherwise protected by or subject to any Law or defined as “personal information”, “personal data”, “personally identifiable information”, or “protected health information” under any Law.

“President” shall have the meaning set forth in the definition of CFIUS Approval.

“Process” (or “Processing” or “Processed”) means the access, collection, use, processing, storage, sharing, sale, distribution, transfer, disclosure, sorting, treatment, manipulation, performance of operations on, enhancement, aggregation, destruction, security or disposal of any data or information.

“Proxy Statement Clearance Date” means the earliest of (i) the first Business Day immediately following the date on which the Company is informed by the SEC, orally or in writing, that the Proxy Statement will not be reviewed by the SEC, (ii) the first Business Day that is at least ten calendar days after the filing of the preliminary Proxy Statement if the SEC has not informed the Company that it intends to review the Proxy Statement and (iii) in the event that the Company receives comments from the SEC on the preliminary Proxy Statement, the first Business Day immediately following the date the SEC informs the Company, orally or in writing, that the SEC staff has no further comments on the preliminary Proxy Statement.

“Registered Company Intellectual Property” means all patents, patent applications, registered copyrights and applications therefor, registered domain names, and registered trademarks (including service marks) and applications therefor that are owned by the Company or any of its Subsidiaries and are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Required Information” means (i) audited consolidated financial statements of the Company consisting of consolidated balance sheets as of the last date of each of the two fiscal years of the Company ended at least 90 calendar days prior to the Closing Date and consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the two fiscal years of the Company ended at least 90 calendar days prior to the Closing Date and (ii) unaudited consolidated financial statements of the Company consisting of a condensed consolidated balance sheet and consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows as of the last calendar day of and for the most recently completed fiscal quarter ended at least 45 calendar days before the Closing Date, and, in the case of the consolidated statement of cash flows, for the period from the beginning of the most recently completed fiscal year ended at least 90 calendar days before the Closing Date to the last calendar day of the most recently completed fiscal quarter ended at least 45 calendar days before the Closing Date other than with respect to any quarter-end that is also a fiscal year-end.

The Company’s filing with the SEC pursuant to the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder of any required audited financial statements with respect to it that is publicly available on Form 10-K or other filing or required unaudited financial statements with respect to it that is publicly available on Form 10-Q or other filing, in each case, will satisfy the requirements, as applicable, of this definition.

“Requisite Change of Control Approvals” means (1) the approval or nondisapproval letter from the OCC under the requirements of 12 CFR 5.50, and (2) the approvals or notices specified in Section 8.12(b) of the Company Disclosure Letter (subject to the terms set forth therein), in each case, in connection with the Merger.

“Sanctioned Country” means any country or region or government thereof that is, or has been at any time since April 24, 2019, the subject or target of a comprehensive embargo under Trade Control Laws (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea region, so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine).

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the U.S. Department of Treasury, Office of Foreign Assets Control’s (“OFAC”), the U.S. Department of Commerce, Bureau of Industry and Security or the U.S. Department of State, (B) His Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council or (D) the European Union, (ii) any Person located, organized, or resident in, organized in any Sanctioned Country, (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) - (ii), or (iv) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

“Sanctions Laws” means all applicable U.S. or non-U.S. Laws concerning economic or trade sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Security Incident” means any breach of security or other security incident of a Company IT System resulting in (i) any unauthorized access to or use of any trade secret or material confidential information owned or Processed by or on behalf of the Company or any of its Subsidiaries, or (ii) any unauthorized Processing of any such trade secret or confidential information.

“Significant Subsidiary” means each of the Company’s “significant subsidiaries” (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act) and includes Bank.

“Special Voting Share” means the special voting preferred share, issued by the Company to, and deposited with, the trustee under the Voting and Exchange Trust Agreement.

“Specified ESG Legislation” means all applicable Laws relating to the prevention of slavery, servitude, forced or compulsory labor or human trafficking, including the U.S. Uyghur Forced Labor Prevention Act, the U.K. Modern Slavery Act 2015, the Canada Fighting Against Forced Labour and Child Labour in Supply Chains Act and the Australia Modern Slavery Act 2018 (Cth).

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Support Agreement” means the support agreement, dated April 25, 2018, among the Company, CallCo and ExchangeCo.

“Tax” means any federal, state, local or non-U.S. taxes, fees, levies, duties, tariffs, imposts, and other similar charges in the nature of a tax (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including (i) taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, escheat and unclaimed property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes, (iii) license, registration and documentation fees and (iv) customs duties, tariffs, and similar charges.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Return” means any return, filing, form, statement, report, claim for refund, declaration of estimated Taxes, information return or information statements, including any schedule or attachment thereto or any amendment thereof, in each case with respect to Taxes and filed or required to be filed with any Governmental Authority, including any consolidated, combined or unitary tax return.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger and the Financing.

“Trustee” means Wells Fargo Bank, National Association.

“Unvested Company RSU” means a Company RSU that is unexpired and outstanding as of immediately prior to the Effective Time that is not a Vested Company RSU.

“Vested Company Option” means a Company Option that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests solely as a result of (and after giving effect to) the consummation of the Transactions contemplated hereby in accordance with its terms (and without any additional action by the Company, the Board of Directors of the Company or a committee thereof), including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Effective Time.

“Vested Company RSU” means any Company RSU that is unexpired, unsettled, outstanding, and vested as of immediately prior to the Effective Time or that vests solely as a result of (and after giving effect to) the consummation of the Transactions contemplated hereby in accordance with its terms (and without any additional action by the Company, the Board of Directors of the Company or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Effective Time); provided that (a) any Company RSU that is unexpired, unsettled, outstanding and held by a non-employee member of the Board of Directors of the Company as of immediately prior to the Effective Time shall be deemed a Vested Company RSU and (b) any Company PSU that is unexpired, unsettled, outstanding and for which all time- and performance-based vesting conditions have been satisfied as of immediately prior to the Effective Time, but for which settlement has been deferred by the participant, shall be deemed a Vested Company RSU.

“Voting and Exchange Trust Agreement” means the Amended and Restated Voting and Exchange Trust Agreement, dated April 25, 2018, among the Company, CallCo, ExchangeCo and Barbara Ferreri, as trustee.

(b) The following terms are defined on the page of this Agreement set forth after such term below:

Term	Section
Acceptable Confidentiality Agreement	Section 5.02(i)(ii)
Action	Section 3.09
Adverse Recommendation Change	Section 5.02(d)
Agreement	Preamble
Alternate Debt Financing	Section 5.07(c)
Amendment and Rollover	Section 5.17
Announcement	Section 5.04
Appraisal Shares	Section 2.07(a)
Balance Sheet Date	Section 3.06(f)
Banking Permits	Section 3.10(b)
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Share	Section 2.01(c)
Canadian Securities Laws	Section 3.06(c)
Capitalization Date	Section 3.02(a)
Cash Replacement Award Amounts	Section 2.03(d)
Cash Replacement Company PSU Amounts	Section 2.03(d)
Cash Replacement Company RSU Amounts	Section 2.03(c)
CCB	Section 5.03(d)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
CFIUS Notice	Definition of CFIUS Approval, Section 8.12(a)
Claim	Section 5.06(b)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Acquisition Agreement	Section 5.02(d)
Company Board Recommendation	Section 3.03(b)
Company Common Stock	Section 2.01
Company Convertible Notes Indenture	Section 5.10(a)
Company Cooperation Parties	Section 5.08(b)
Company Disclosure Letter	Article III
Company Equity Awards	Section 2.03(d)

Company Preferred Stock	Section 3.02(a)
Company PSU	Section 2.03(d)
Company Related Parties	Section 7.03(a)(iv)
Company SEC Documents	Section 3.06(a)
Company Securities	Section 3.02(b)
Company Stockholder Approval	Section 3.03(c)
Company Stockholders’ Meeting	Section 5.15(b)
Confidentiality Agreement	Section 5.05
Continuing Employee	Section 5.12(a)
Debt Financing	Section 4.06(a)
Definitive Agreements	Section 5.07(a)
Delaware Courts	Section 8.07(b)
DGCL	Section 1.01
DOJ	Section 5.03(d)
Draft Notice	Section 5.03(f)(i)
DTC	Section 2.02(b)(iii)
DTC Payment	Section 2.02(b)(iii)
Effective Time	Section 1.03
Environmental Laws	Section 3.14
Environmental Permits	Section 3.14
Equity Financing	Section 4.06(b)
Equity Investors	Recitals
Exchange Act	Section 3.05
Excluded Benefits	Section 5.12(a)
Fair Value	Section 4.08(b)
Filed SEC Documents	Article III
Final Exercise Date	Section 2.05
Financing Amounts	Section 4.06(d)
Foreign Plan	Section 3.12(e)
FTC	Section 5.03(d)
Guarantee	Section 4.07
Indemnitees	Section 5.06(a)
Interested Parties	Section 5.03(f)
Intervening Event	Section 5.02(i)(iv)
Judgment	Section 3.09
Labor Agreement	Section 3.18(a)(ix)
Laws	Section 3.10(a)
Mandatory Exchange	Section 5.17
Material Contract	Section 3.18(a)
Material Insurance Policies	Section 3.19(a)
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
National Bank Act	Section 3.05
New Debt Commitment Letter	Section 5.07(c)
NYSE	Section 3.05

OCC	Section 3.05
OFAC	Definition of Sanctioned Person, Section 8.12(a)
Other Required Antitrust and FDI Laws	Section 6.01(b)(i)
Outside Date	Section 7.01(b)(i)
Parent	Preamble
Parent Related Parties	Section 7.03(a)(iv)
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
Pension Plan	Section 3.12(c)
Permits	Section 3.10(b)
President	Definition of CFIUS Approval, Section 8.12(a)
Prohibited Modification	Section 5.07(b)
Proxy Statement	Section 3.05
Regulatory Agreement	Section 3.10(d)
Restraints	Section 6.01(a)
SEC	Section 3.05
Secretary of State	Section 1.03
Securities Act	Section 3.02(d)
Superior Proposal	Section 5.02(i)(iii)
Surviving Corporation	Section 1.01
Takeover Law	Section 3.16(b)
Takeover Proposal	Section 5.02(i)(ii)
Tax Regulations	Section 3.12(e)
Top Customers	Section 3.18(a)(xii)
Top Vendors	Section 3.18(a)(xii)
Trade Control Laws	Section 3.19(c)
Transaction Litigation	Section 5.13
TSX	Section 3.05
WARN Act	Section 3.13(d)

Section 8.13 Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement, except that Parent shall be responsible for and pay the filing fees under the HSR Act, the Competition Act and any fees for similar filings or notices under foreign Laws or regulations. Except as otherwise provided in Section 2.02(b), all transfer Taxes incurred in connection with the Merger shall be paid by Parent or the Company, and expressly shall not be a liability of holders of Company Common Stock.

Section 8.14 Debt Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself and its Subsidiaries and controlled Affiliates, hereby (a) agrees that any Action of any kind or description whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Parties, arising out of or relating to this Agreement, any Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such Action shall be governed by, construed and enforced in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (d) agrees that service of process upon it in any such Action shall be effective if notice is given in accordance with this Agreement, (e) knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable Law, trial by jury in any such Action brought against the Debt Financing Parties in any way arising out of or relating to, this Agreement or the Financing, (f) agrees that none of the Debt Financing Parties shall have any liability to the Company or any of its Subsidiaries, controlled Affiliates or Representatives (in each case, other than Parent, the Equity Investors and their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing (subject to the last sentence of this Section 8.14), the Debt Commitment Letter or any of the Transactions or the performance of any services under the Debt Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise and the Company (on behalf of itself and its Subsidiaries and controlled Affiliates) waives any and all rights or claims against the Debt Financing Parties and agrees not to commence (and if commenced, agrees to dismiss or otherwise terminate) any Action against any Debt Financing Party with respect to the foregoing and (g) agrees that the Debt Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.14 and that such provisions (or any of the defined terms used herein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of this Section 8.14) may not be amended in a manner adverse to any of the Debt Financing Parties without the written consent of the Debt Financing Sources. Notwithstanding the foregoing, nothing in this Section 8.14 shall in any way limit or modify the rights and obligations of Parent or Merger Sub under this Agreement or any Debt Financing Party’s obligations to Parent or Merger Sub under the Debt Commitment Letter or the rights of the Company and its Subsidiaries against the Debt Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Effective Time.

Section 8.15 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “made available to Parent” and words of similar import refer to documents (i) posted to the virtual data room hosted by Datasite LLC under the project titled “Project Dawn” maintained by or on behalf of the Company in connection with the Transactions, or (ii) filed or furnished to the SEC, in each case prior to the execution of this Agreement. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and including (in the case of statutes) any rules or regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

Section 8.16 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

DAWN BIDCO, LLC

By:	/s/ Dylan Despot
Name: Dylan Despot
Title: President, Assistant Treasurer and Assistant Secretary

DAWN ACQUISITION MERGER SUB, INC.

By:	/s/ Dylan Despot
Name: Dylan Despot
Title: President, Assistant Treasurer and Assistant Secretary

DAYFORCE, INC.

By:	/s/ David D. Ossip
Name: David D. Ossip
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]